UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2015

Commission File Number 001-36125

ABENGOA, S.A.

(Exact name of registrant as specified in its charter)

Not applicable

(Translation of registrant’s name into English)

Campus Palmas Altas

C/ Energía Solar 1

41014, Seville, Spain

Tel: +34 954 93 71 11

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7): ☐

ABENGOA, S.A.

FORM 6-K

Comisión Nacional del Mercado de Valores

C/Edison, 4

28006  — Madrid

Abengoa, S.A. (“Abengoa”), in compliance with the provisions of article 82 of the Securities Market Act, hereby notifies the following

Relevant Fact

The meeting of Abengoa’s Board of Directors held on 23 February 2015 has unanimously resolved to call the Ordinary Shareholders’ General Meeting of the company to be held in the corporate domicile, Campus Palmas Altas, Seville, on the following 28 March, at 18:00, at first call and, as the case may be, shall the requested quorum not be reached, at second call on the next day, 29 March, at the same time and place aforementioned, to discuss the Agenda set forth in the text of the notice of the Ordinary Shareholders’ General Meeting enclosed hereto.

Copies of the following documents are enclosed hereto:

Text of the notice of the Ordinary Shareholders’ General Meeting.

Text of the resolutions that the Board of Directors are submitting for approval by the Ordinary General Shareholders’ Meeting.

The aforementioned attached documentation will be subject to the approval of the Ordinary General Shareholders’ Meeting called by the Board of Directors at its meeting of February 23, 2015, and expected to be held at second call on March 29.

The mandatory notice published in a daily newspaper in the province and in the Official Gazette of the Mercantile Registry is published on the same date.

Once the above resolutions have been adopted by the General Shareholders’ Meeting, they will also be reported, for the aforementioned purposes.

Sevilla, 26 February 2015

General Shareholders’ Meeting

Abengoa S.A.

The Board of Directors of Abengoa, S.A. (“Abengoa” or the “Company”), at its meeting on February 23, 2015, agreed to call an Ordinary General Shareholders’ Meeting to be held at the Company’s registered address, Campus Palmas Altas, in Seville, at first call at 18:00 pm on March 28, and, shall the requested quorum not be reached, at second call, if applicable, on the following day, March 29, at the same time and place, which will have the following Agenda:

First. Annual accounts and management of the Board of Directors:

1.1                               Examination and approval, as appropriate, of the annual financial statements (balance sheet, income statement, statement of changes in equity, the statement of cash flows and explanatory notes) and the management reports corresponding to 2014, both of the Company and its consolidated group.

1.2                               Examination and approval, as the case may be, of the proposal to apply the 2014 Financial Year Outcome.

1.3                               Examination and approval as appropriate, of the Management of the Company by the Board of Directors during the aforementioned 2014.

Second. Ratification, appointment and, as the case may be, re-election of directors.

2.1 Re-election of Mr. Manuel Sánchez Ortega

2.2 Re-election of Mr. Carlos Sundheim Losada

2.3 Re-election of Ms. María Teresa Benjumea Llorente

2.4 Re-election of Mr. Ignacio Solís Guardiola

2.5 Re-election of Mr. Fernando Solís Martínez-Campos

2.6 Ratification and Appointment of Mr. Antonio Fornieles Melero

Third. Re-selection or appointment, as the case may be, of the Company’s or Consolidated Group’s Accounts Auditor for the 2015 financial year.

Forth. Amendment of the Company’s bylaws for their adaptation to the latest amendments to the Companies’ Act and, in particular, to Law 31/2014, of 3 December, amending the Companies Act to improve corporate governance, as well as incorporation of other provisions of corporate governance, and approval of an amended and restated text.

4.1                   Amendment of Title I (Name, Domicile, Purpose and Duration): Articles 2 and 4.

4.2                   Amendment of Title II (Share Capital, Shares and Rights and Obligations of the Shareholders): Articles 6, 10, 11, 12, 13, 15, 16 and 17.

4.3                   Amendment of the First Section (General Shareholders’ Meetings) of Title IV (Management of the Company): Articles 20, 21 (hereinafter article 30), 22 (hereinafter article 31), 23 (hereinafter article 21), 24, 25 (hereinafter article 22), 26 (hereinafter article 23), 27, 28, 29 (hereinafter article 25), 30 (hereinafter article 29), 31 (hereinafter article 32), 32 (hereinafter article 33) and 33 (hereafter article 26).

4.4                   Amendment of the Second Section (Board of Directors) of Title IV (Management of the Company): Articles 39, 40, 41, 42, 43, 44 and 44 bis.

4.5                   Elimination of the Third Section (Direction) of Title IV (Management of the Company): Article 46.

4.6                   Amendment of Title V (Economic year, Balance and Application of Results): Articles 47 (hereinafter article 46), 48 (hereinafter article 47), 50 (hereinafter article 48) and 51 (hereinafter article 49).

4.7                   Amendment of Title VI (Winding-up and Liquidation): Articles 52 (hereinafter article 50) y 53 (hereinafter article 51).

4.8                   Approval of an amended and restated text of the bylaws incorporating the amendments approved and renumbering titles, chapters, sections and articles.

Fifth. Amendment of the rules of the General Shareholders’ Meetings of Abengoa for their adaptation to the latest amendments to the Companies’ Act and, in particular, to Law 31/2014, of 3 December, amending the Companies Act to improve corporate governance, as well as incorporation of other provisions of corporate governance and approval of an amended and restated text.

Sixth. Submission of the Annual Report on the Remuneration of Abengoa’s Directors for approval, on a consultation basis.

Seveth. Remuneration of the Board of Directors

7.1 Determination of the maximum annual remuneration of the directors in their condition as such.

7.2. Remuneration of executive directors.

Eighth. Approval of the fifteen days period for the call to the Extraordinary Shareholders’ Meetings in accordance with article 515 of the Corporations Act

Ninth. Delegation, to the Board of Directors, of the authority to increase the share capital by issuing new shares in any of the Class A and/or Class B and/or Class C shares, in accordance with Article 297.1 b), within the limits of the law, with express authority to decide to exclude pre-emptive rights pursuant to Article 506 of the Corporations Act, withdrawing and nullifying any outstanding amounts from authorizations previously granted by the General Shareholders’ Meeting.  Delegation of authorizations to the Board of Directors with express powers of sub-delegation, to determine the conditions of the capital increase. Request the competent national and foreign organizations to admit the new shares to trading on any stock exchange.

Tenth. Delegation to the Board of Directors of the authority to issue, in the name and on behalf of the Company, in one or more occasions, debentures or similar fixed or variable income securities or equities, that are simple or guaranteed, convertible or non-convertible into shares, exchangeable or not for shares, warrants over newly issued or existing shares, with the express authority to exclude preferential rights in accordance with Article 511 of the Capital Companies Act, directly or through Group companies, pursuant to current legislation, nullifying the amount outstanding from authorizations previously granted by the General Shareholders’ Meeting. Determination of the Bases and methods of the conversion. Delegation of powers. Guarantee of issuances of subsidiaries.

Eleventh. Delegation of authority to the Board of Directors to make derivative acquisitions of treasury stock, of any class, directly or through Group companies, in accordance with prevailing legislation and for the maximum period of five years, nullifying authorizations previously granted for the same purposes by the General Shareholders’ Meeting.

Twelfth. Informing the General Shareholders’ Meeting of the amendments approved by the Board of Directors to the Rules of the Board of Directors

Thirteenth. Delegation to the Board of Directors to interpret, amend, execute, formalize and register any of the foregoing resolutions.

1.                            Right to request the publication of a supplement to the call of the General Shareholders’ Meeting and to submit well founded proposals of resolutions

In accordance with article 519 of the Companies Act, Shareholders representing at least three per cent of the share capital or three per cent of shares with voting rights will be entitled to request the publication of a supplement to this call of the General Shareholders’ Meeting, including one or more points in the agenda provided however that any such new point is duly justified or, as the case may be, accompanied by a duly justified proposal of resolution.

Exercise of this right shall be effected through a duly authenticated notice that must be received at the registered office of the Company within five days of publication of this announcement of the call to the General Shareholders’ Meeting.

Shareholders representing at least three per cent of the share capital will be entitled to, within the same period, make duly justified proposals of resolutions on items already included in the agenda or that must be included in the agenda of the called General Shareholders’ Meeting.

2.                            Right of information

I.                              Information

As of the date of publication of this announcement, shareholders shall have the right to examine at the Company’s registered address and to request a copy or free delivery of these documents (even through registered email if the shareholder accepts it) of:

1.                            The full text of this announcement.

2.                            Attendance, delegation and voting card.

3.                            The complete text of the proposed resolutions.

4.                            The annual accounts and management report of the Company and its consolidated group that are submitted for approval to the General Shareholders’ Meeting, including the Auditor’s reports and the annual corporate governance report.

5.                            Identity, curriculum and category of the directors being appointed, re-elected or ratified as well as the required proposals and reports on their appointment, ratification and re-election of directors.

6.                            The complete text of the amendments to the bylaws that are proposed for approval to the General Shareholders’ Meeting.

7.                            Directors’ report on the amendments to the Company’s bylaws.

8.                            The complete text of the amendments to the rules governing the General Shareholders’ Meeting that are proposed to the General Shareholders’ Meeting.

9.                            Directors’ report on the amendments to the rules governing the General Shareholders’ Meeting.

10.                     Annual Report on the Remuneration of Abengoa’s Directors corresponding to year 2014.

11.                     Directors’ report on the remuneration of the Board of Directors.

12.                     Directors’ report on the proposal under point ninth.

13.                     Directors’ report on the proposal under point tenth.

14.                     Complete text of the rules governing the Board of Directos.

15.                     In general, any other documentation relating to the General Shareholders’ Meeting.

This information is also available, as of the date of publication of this announcement and until the celebration of the General Shareholders’ Meeting, from the Company’s website (www.abengoa.com/Shareholders and Corporate Governance/General Shareholders’ Meetings and electronic forum for shareholders).

Likewise, as of such date and until five days before the date of celebration of the general Shareholders’ Meeting, shareholders will be entitled to ask for any further information or clarifications that they may deem appropriate or formulate any questions they may consider regarding the matters contained in the agenda, the information available to the public provided by the Company to the National Stock Exchange Commission as of the date of celebration of the last General Shareholders’ Meeting and the auditor’s report. For these purposes, questions may be sent to the following email address ir@abengoa.com.

II.                         Attendance and representation rights

In accordance with article 21 of the Company’s bylaws, shareholders that own at least three hundred and seventy-five (375) Class A shares or Class B shares, which are registered in their name in the corresponding detailed register at least five days prior to the date of the General Shareholders’ Meeting, will have the right to attend the Meeting and vote.

Since it is probable that the General Shareholders’ Meeting is held at second call, for the purposes of article 517 of the Companies Act, it is hereby clarified that the shareholders must have the shares registered at their name by no later than 23 March 2015.

The Company or, as the case may be, the participating entities in the Sociedad de Gestión de los Sistemas de Registro, Compensación y Liquidación de Valores, S.A.U. (Iberclear) responsible for the accounting registry, will provide each shareholder with attendance rights that so requests it with a nominative attendance card, which will include the number and class of shares that he/she holds, to access the premises where the General Shareholders’ Meeting is to be held. Requests for issuance of attendance cards must be sent through the Company’s website (www.abengoa.com/Shareholders and Corporate Governance/General Shareholders’ Meetings and electronic forum for shareholders). Shareholders holding less than the required number of shares may join together until this limit is reached and request a joint card.

All shareholders that have the right to attend the General Shareholders’ Meeting may be represented by another person or cast their vote in the distance on the proposals regarding the points in the agenda of this call in writing by delivering the attendance, delegation and voting card duly completed at the Company’s offices (Campus Palmas Altas, calle Energía Solar número 1, 41014 Seville, España) or by sending it to the Company by postal courier to the corporate address (Campus Palmas Altas, calle Energía Solar número 1, 41014 Seville, España), addressed to the General Secretary.

Any delegations and votes casted in distance through postal courier will have to be received by the Company, as a general rule, before 24:00 hours of 27 or 28 March 2015, depending on whether the General Shareholders’ Meeting is held at the first or at the second call, respectively.

For the purposes of identifying shareholders or their valid representatives, at the entrance of the premises where the General Shareholders’ Meeting is to be held, attendees could be required to show their attendance card, documents evidencing their condition as representatives and the presentation of the ID cards or any other official document generally accepted for these purposes.

All shareholders that have the right to attend the General Shareholders’ Meeting may be represented by another person.

III.                    Shareholders Forum

In accordance with article 539.2 Companies’ Act and following the call of the General Shareholders’ Meeting Abengoa has set up an electronic shareholders’ forum in its website (www.abengoa.com/Shareholders and Corporate Governance/General Shareholders’ Meetings and electronic forum for shareholders), that will have the purpose legally established for it and to which both individual shareholders and duly conformed association of shareholders will be able to access with the required guarantees.

Proposals that pretend to be presented as a complement to the agenda announced in this call, requests to adhere to any such proposals, initiatives to reach the sufficient percentage to exercise minority rights legally recognized, as well as offers or petitions of voluntary representation, may be published in the forum for which the instructions of the forum that the Company has published in the website (www.abengoa.com/Shareholders and Corporate Governance/General Shareholders’ Meetings and electronic forum for shareholders) following the publication of this announcement must be followed.

The forum does not include a communication cannel between the Company and its shareholders and is only set up to facilitate communication among Abengoa’s shareholders for the purposes of the General Shareholders’ Meeting.

To Access and use the forum, shareholders must have an Access code that they will be able to obtain through the website (www.abengoa.com/Shareholders and Corporate Governance/General Shareholders’ Meetings and electronic forum for shareholders), following the instructions contained therein.

IV.                     General information

For any questions relating to the General Shareholders’ Meeting that is not contained in this announcement shareholders are able to consult the rules of the General Shareholders’ Meetings available at the Company’s website (www.abengoa.com/Shareholders and Corporate Governance/Structure of management bodies/Internal rules).

Likewise, to obtain additional information, shareholders can contact the through the model available at the website (www.abengoa.com/ www.abengoa.com/Shareholders and Corporate Governance/ /Investors service) in investors service.

V.                          Notary’s participation

The Board of Directors has agreed to request the presence of the Notary to draw up the minutes of the General Shareholders’ Meeting.

VI.                     Treatment of personal data

Personal data for the exercise or delegation of attendance rights, information rights, rights to participate in the shareholders’ forum, as well as compliance with any legal obligations that may be derived from the call and celebration of the General Shareholders’ Meeting will be incorporated to a shareholders’ file of which the Company will be responsible and will be treated by the Company for the purposes of managing the development, compliance an control of the list of shareholders in respect of the call and celebration of the General Shareholders’ Meeting.

The owner of the data can exercise his/her rights to access, rectify, cancell and opose those data in the terms set forth in the applicable legislation by sending an email to ir@abengoa.com.

Based on experience of previous meetings, the General Shareholders’ Meeting shall probably take place at second call on March 29 at 18:00 pm.

Seville, 25 February 2015

The Secretary of the Board of Directors

Proposal of resolutions to be approved by the Ordinary General Shareholders’ Meeting held on March 29, 2015, at second call

First:                     Annual accounts and management of the Board of Directors:

1.1                               Examination and approval, as appropriate, of the annual financial statements (balance sheet, income statement, statement of changes in equity, the statement of cash flows and explanatory notes) and the management reports corresponding to 2014, both of the Company and its consolidated group.

1.2                               Examination and approval, as the case may be, of the proposal to apply the 2014 Financial Year Outcome.

1.3                               Examination and approval as appropriate, of the Management of the Company by the Board of Directors during the aforementioned 2014.

1.1                               Approve the annual financial statements (consisting of balance sheet, income statement, statement of changes in equity, the statement of cash flows and explanatory notes) and the management report of Abengoa S.A. for the 2014 financial year and prepared by the Board of Directors on 23 February 2015 as well as the annual financial statements of the consolidated group (consisting of the balance sheet, the income statement, the consolidated statement of changes in equity for the year, the consolidated statement of cash flows and explanatory notes) the consolidated management report corresponding to that same financial year and prepared by the same Board of Directors, all of the foregoing following a favourable report from the Audits Commission.

The Company’s auditors, Deloitte, S.L. have issued the mandatory audit report confirming that the annual financial statements and the management reports, individual and consolidated, formulated by the Board of Directors on 23 February 2015 comply with the requirements set forth in article 269 of the Companies Act.

The Chairman, the Vice-Chairmen and the Secretary of the Board of Directors are hereby empowered such that either of them, acting jointly and severally, may register and deposit the financial statements and the management report of the Company and the consolidated group at the mercantile registry under the terms and conditions established by law, marking them with their signature and indicating their purpose as well as to issue the corresponding certificates in accordance with articles 279 of the Companies Act and 366 of the Mercantile Registry Regulations.

1.2                               To approve the following distribution of the 2014 financial year outcome, with the gross per-share dividend of 0.113 euros to be distributed on 17 April 2015.

Balance from the Income Statement	199,599,243.11€

To Legal Reserves	0

To Voluntary Reserves	104,705,264.75€

To Dividends	94,893,978.36€

Total	199,599,243.11€

1.3                               Approve the management of the Board of Directors for the 2014 financial year.

Second:                            Ratification, appointment and, as the case may be, re-election of directors.

Following a report from the Appointments and Remuneration Committee, the re-selection of Mr. Fernando Solís Martínez-Campos, Mr. Ignacio Solís Guardiola, Ms. María Teresa Benjumea Llorente and Mr. Carlos Sundheim Losada to a new mandate as members of the Board of Directors in their condition as nominee external directors, due to the expiration of the four years mandate conferred by the 2011 General Shareholders Meeting, is hereby submitted for approval to the General Shareholders Meeting.

Likewise, following a report from the Appointments and Remuneration Committee, the re-selection of Mr. Manuel Sánchez Ortega to a new mandate as member of the Board of Directors in his condition as executive board member and CEO, due to the expiration of the four years mandate conferred by the 2011 General Shareholders Meeting, is hereby submitted for approval to the General Shareholders Meeting.

Finally, on the proposal of the Appointments and Remuneration Committee, the ratification and appointment of Mr. Antonio Fornieles Melero as member of the Board of Directors in his condition as independent director, designated by the Board of Directors, for a four-year mandate, is submitted for approval to the General Shareholders Meeting.

All these re-selections are accompanied by the justification report issued by the Board of Directors and the Appointments and Remunerations Committee as established in Article 529 decies of the Corporations Act. These reports were made available to the shareholders on the date of publication of the announcement of the General Shareholders’ Meeting.

Consequently, the following are hereby proposed to the General Shareholders’ Meeting:

2.1                               The re-election of Mr. Manuel Sánchez Ortega, married, born on 3 June 1963, Engineer, with address at 10415 Grey Fox Road, Potomac, MD 20854 a Spanish citizen holding Spanish ID number 2.601.273-L, as member of the Board of Directors, with the condition of executive director and CEO, and for a period of four years.

2.2                               The re-election of Mr. Carlos Sundheim Losada, born on 30 March 1951, a Spanish citizen, married, Engineer, with address in Seville, on Calle Conde de Gálvez, 4-B, House 4, and with Tax ID 28.302.692-L, as member of the Board of Directors, with the condition of external nominee director, and for a period of four years.

2.3                               The re-election of Ms. María Teresa Benjumea Llorente, of legal age, married, a Spanish citizen, with ID 28.343.491-Q, and with address in Seville, Calle Infante Don Carlos, 13, as member of the Board of Directors, with the condition of external nominee director, and for a period of four years.

2.4                               The re-election of Mr. Ignacio Solís Guardiola, born on 07 August 1957, a Spanish citizen, married, Bank Executive, with address in Seville, on Avda. Manuel Siurot, Nº 10., and holding Tax ID. 28.560.056-P, as member of the Board of Directors, with the condition of external nominee director, and for a period of four years.

2.5                               The re-election of Mr. Fernando Solís Martínez-Campos, born on 1 March 1956, a Spanish citizen, married, Lawyer, with address at Pamplona, Avda. Carlos III, Nº 36-2ª izqda., and holding Tax ID. 15.799.697-P, as member of the Board of Directors, with the condition of external nominee director, and for a period of four years.

2.6                               The ratification and appointment of Mr. Antonio Fornieles Melero, of legal age, of Spanish nationality, married, economist, with address in Madrid, Paseo de la Castellana 43 and with Tax ID 27257168Y, by the Board of Directors, with the condition of independent director, for a period of four years.

Third:               Re-selection or appointment, as the case may be, of the Company’s and its consolidated group’s Accounts Auditor for the 2015 financial year.

It is proposed that the General Shareholders’ Meeting re-selects Deloitte, S.L., with corporate address at Plaza Pablo Ruiz Picasso 1, edificio Torre Picasso, C.P. 28020, CIF: B-79104469 and registered in the Company Registry of Madrid under Volume 13,650, Page 188, sheet number M-54,414 and registered in R.O.A.C. under number S0692, in accordance with article 264 of the Companies Act, as auditors of the Company and its consolidated group for a period of one year, for the 2015 financial year.

This resolution is adopted at the proposal of the Board of Directors following that of the Audits Commission.

Forth: Amendment of the Company’s bylaws for their adaptation to the latest amendments to the Companies’ Act and, in particular, to Law 31/2014, of 3 December, amending the Companies Act to improve corporate governance, as well as incorporation of other provisions of corporate governance, and approval of an amended and restated text.

In order to (i) fully adapt the content of Abengoa’s bylaws to the latest amendments to the Companies’ Act and, in particular, incorporate in the Company’s bylaws the latest improvements in corporate governance that have been regulated by Law 31/2014, of 3 December, amending the Companies Act to improve corporate governance, (ii) update references contained in the Company’s bylaws to derogated legislation or to legislation that is not applicable to the Company anymore, (iii) incorporate certain regulations regarding development of the general shareholders’ meetings, and (iv) in general terms, harmonize and update the terms used throughout the bylaws:

4.1                               Amendment of Title I (Name, Domicile, Purpose and Duration): Articles 2 and 4.

It is resolved to approve the amendment to articles 2 and 4 of the bylaws that hereinafter will be drafted as follows:

Article 2. Registered address.

The company’s registered address is Campus Palmas Altas, calle Energía Solar n° 1, 41014 Sevilla, although it may open and close branches or offices, agencies, warehouses, depots and other supplementary establishments in any other location in Spain and abroad with the agreement of the company’s board of directors, which may also decide to change the company’s registered address to another location within the municipality of Seville.

The General Shareholders’ Meeting may agree to change the company’s registered address to another municipality if previously proposed by the board of directors in accordance with the prevailing provisions at the time of the resolution.

Article 4. Duration.

The company has been incorporated for an indefinite period of time and shall only be wound up at the request of an Extraordinary General Shareholders’ Meeting under the circumstances and requirements specified in Articles 29 and 50 of these bylaws.

4.2                               Amendment of Title II (Share Capital, Shares and Rights and Obligations of the Shareholders): Articles 6, 10, 11, 12, 13, 15, 16 and 17.

It is resolved to approve the amendment to articles 6, 10, 11, 12, 13, 15, 16 and 17 of the bylaws that hereinafter will be drafted as follows:

Article 6. Shares and share capital.

Abengoa’s share capital is ninety one million seven hundred and seventeen thousand and twenty one euros and eighty six cents (91,717,021.86) represented by eight hundred and thirty nine million seven hundred and sixty nine thousand seven hundred and twenty (839,769,720) shares, fully subscribed and paid up, belonging to two different share classes:

•                                          Eighty four million one hundred and sixty thousand nine hundred and thirty four (84,160,934) Class A shares with a one (1) euro par value each, belonging to the same class and series, which confer one hundred (100) votes each and are the Company’s Class A shares (“Class A shares”).

•                                          Seven hundred and fifty five million six hundred and eight thousand seven hundred and eighty six (755,608,786) Class B shares with a par value of one euro cent (0.01) each, belonging to the same class and series, which confer one (1) vote each and are shares with the privileged financial rights specified in Article 8 of these bylaws (“Class B shares” and together with the Class A shares comprise the “Voting Shares”).

The shares are represented by book entries and are governed by the Spanish Securities Market Act (LMV) and other applicable legal provisions.

Article 10. Usufruct rights over shares.

In the event of a usufruct right over shares, the bare owner continues to be the shareholder although the holder of the usufruct will have the right in all cases to the dividends agreed by the company for the usufruct period. All other shareholder rights belong to the bare owner.

If the usufruct right is over shares that are not fully paid up, the bare owner shall be liable to the company for the pending contributions. Once payment has been made, the bare owner shall have the right to demand interest at the legal interest rate on the invested amount from the holder of the usufruct up to the amount of the earnings. If this requirement has not been fulfilled, the holder of the usufruct may pay this amount five days prior to the due date and claim this payment from the bare owner at the end of the usufruct period.

Article 11. Pledged shares.

The owner of the pledged shares may exercise the shareholder’s rights, while the pledgee must allow these rights to be exercised, presenting the shares to the company when required. If the owner of the shares does not pay any pending contributions, the pledgee may pay these amounts instead or proceed to enforce the pledge.

Article 12. Pending shareholder contributions.

Shareholders must provide the company with their proportion of pending capital in the form, quantity and within the time frame agreed by the General Shareholders’ Meeting or, if appropriate, as delegated to the board of directors.

If shareholders fail to pay the contributions requested by the General Shareholders’ Meeting, the company may adopt any of the following decisions, at its discretion:

(a)                       Initiate legal proceedings to enforce the obligation, plus any legal interest and, if appropriate, any damages or losses caused by late payment.

(b)                       Take enforced collection action against the shareholder’s assets in order to settle the unpaid capital and interest. The enforcement order may proceed on the basis of a certificate issued by the company accrediting the shareholder as a debtor and with a resolution from the board of directors to enforce demands for pending contributions.

(c)                       Sell the shares, with the intervention of an official witness, on behalf of and at the expense of the shareholder in default, replacing the original share certificate with a duplicate. If, for any reason, the sale cannot be executed, the company’s contract with the shareholder in default shall be terminated and the shares will be annulled with the corresponding capital reduction. Any amounts already received by the company for the shares shall revert to the company.

Article 13. Assignments of shares.

Recipients of assigned shares that are not fully paid up shall be jointly and severally liable, together with all preceding assignors (at the discretion of the board of directors), for payment of called but pending contributions. Assignors shall be liable for three years from the date of the assignment.

Article 15. Acquisition of treasury stock.

The company may purchase treasury stock in the cases and with the restrictions and requirements established under Part XIV, Chapter IV (Article 509) of the Capital Companies Act.

Article 16. Capital increases.

Notwithstanding the provisions of the above Article 8 of these bylaws:

(a)                       The share capital may be increased by agreement of the General Shareholders’ Meeting under the requirements established by law, in accordance with the different legally permissible methods. An increase may be carried out by issuing new shares or by increasing the par value of existing shares. The amount of the increase may be realized through monetary or non-monetary contributions to the company’s equity, including the offsetting loans with the company or by converting reserves into share capital. The increase may be carried out with a proportion charged to new contributions and another against reserves.

(b)                       Unless the resolution expressly states to the contrary, if a capital increase is not fully subscribed within the time frame established for that purpose, the share capital will only be increased by the amount of subscriptions made.

(c)                        The General Shareholders’ Meeting, with the requirements established for amending the bylaws and within the limits and conditions established by law, may authorize the board of directors, with the authority to sub-delegate if applicable, to increase the share capital once or several times. When the General Shareholders’ Meeting delegates this power to the board of directors, it may also grant the power to exclude pre-emptive subscription rights with regards to issues of shares subject to the delegation, under the terms and with the requirements established by law.

(d)                       The General Shareholders’ Meeting may also authorize the board of directors, with the authority to sub-delegate if applicable, to execute the previously adopted resolution to increase the share capital, within the time frames established bylaw, and to indicate the date or dates of its execution and determine the conditions of the increase for any aspects not defined by the General Shareholders’ Meeting. The board of directors may use this delegation of authority partially or fully, or even abstain from executing it depending on the conditions in the market or in the company itself or due to some fact or event of particular relevance that justifies its decision, informing the first General Shareholders’ Meeting that is held following the end of the period for executing the resolution, of its decision.

Article 17. Capital reductions.

Notwithstanding the provisions of the above Article 8 of these bylaws:

(a)                       A capital reduction may take place by decreasing the par value of the shares, redeeming shares or grouping them in order to exchange them. In all cases, the purpose of a reduction should be to return contributions, cancel pending contributions, create or increase reserves or to re-establish a balance between the company’s share capital and its assets, which may have diminished due to losses, or a combination of the aforementioned reasons.

(b)                       In the event of a capital reduction by returning shareholder contributions, shareholders may be partially or totally paid in accordance with the second paragraph of Article 49 below.

4.3                               Amendment of the First Section (General Shareholders’ Meetings) of Title IV (Management of the Company): Articles 20, 21 (hereinafter article 30), 22 (hereinafter article 31), 23 (hereinafter article 21), 24, 25 (hereinafter article 22), 26 (hereinafter article 23), 27, 28, 29 (hereinafter article 25), 30 (hereinafter article 29), 31 (hereinafter article 32), 32 (hereinafter article 33) and 33 (hereafter article 26).

It is resolved to approve the amendment to articles 20, 21 (hereinafter article 30), 22 (hereinafter article 31), 23 (hereinafter article 21), 24, 25 (hereinafter article 22), 26 (hereinafter article 23), 27, 28, 29 (hereinafter article 25), 30 (hereinafter article 29), 31 (hereinafter article 32), 32 (hereinafter article 33) and 33 (hereafter article 26) of the bylaws that hereinafter will be drafted as follows exposed in the order in which they remain numbered :

Article 20. General Shareholders’ Meetings.

The General Shareholders’ Meeting, legally constituted, represents all shareholders and exercises all of the rights that correspond to the company.

Its resolutions, adopted in accordance with these bylaws, are binding on all shareholders, including those that vote against resolutions, those absent or those that cast a blank vote.

The General Shareholders’ Meeting will be responsible for discussing and agreeing the following subjects:

(a)                       Approval of the annual financial statements, the appropriation of earnings and approval of the management of the company.

(b)                       The appointment and dismissal of directors, administrators and, if appropriate, the accounts auditors, as well as bringing any shareholder derivative actions against any of these persons.

(c)                        Amendments of these bylaws.

(d)                       Approval and amendments of the Regulations of the General Shareholders’ Meeting.

(e)                        Capital increases or reductions.

(f)                         Exclusions or restrictions of pre-emptive rights.

(g)                        The acquisition or divestment of essential assets or their contribution to another company. Essential assets are defined as those in which the amount of the transaction exceeds 25% of the value of the assets that appear in the latest approved balance sheet.

(h)                       The transformation, merger, split or full assignment of assets and liabilities, as well as transferring the company’s registered address abroad.

(i)                           Liquidation of the company.

(j)                          Approval of the final liquidation balance sheet.

(k)                       The transfer of essential activities carried out by the company, to subsidiary entities, even though the company retains full control over them. Activities and operating assets shall be defined as essential when the volume of the transaction exceeds 25% of the total assets on the balance sheet.

(l)                           Operations that are equivalent to winding up the company.

(m)                   The directors’ remuneration policy.

The General Shareholders’ Meeting shall also decide on any matter that is put to it by the board of directors, or by shareholders in the cases established by law, or those that are attributed to it by law and these bylaws, and in accordance with the law, these bylaws and its Regulations.

The General Shareholders’ Meeting may not issue instructions to the board of directors nor require decisions or resolutions adopted by the board regarding management issues to be subject to its authorization.

Article 21. Types and frequency of general meetings.

General Shareholders’ Meetings may be ordinary or extraordinary.

The Ordinary General Shareholders’ Meeting shall be held, once called by the board of directors, within the first six months of each financial year, in order to review the management of the company; to approve the financial statements for the previous year, if applicable; and to decide on the appropriation of earnings.

Nevertheless, although the General Shareholders’ Meeting may have been called as an ordinary meeting, it may also discuss and decide on any matter within its area of competence that has been included in the notice of the meeting and complies with current legislation.

Shareholders that represent at least three percent of the share capital or three percent of the shares with the right to vote may request publication of a supplementary notice to the Ordinary General Shareholders’ Meeting, to include one or more items on the agenda, provided that the new items are accompanied by a justification or, if appropriate, a duly justified proposed resolution. Under no circumstances may this right be exercised in relation to Extraordinary General Shareholders’ Meetings.

Similarly, shareholders that represent at least three percent of the share capital or three percent of the shares with the right to vote may submit justified proposals for resolutions regarding subjects already included or which must be included on the agenda of the called meeting.

The rights described in the two preceding paragraphs may only be exercised by reliably notifying the company at its registered address during the five days following publication of the notice of the meeting.

Supplementary notices and justified proposals of resolutions must be published at least fifteen days prior to the date set for the General Shareholders’ Meeting via the same means used to publish the original notice of the Meeting.

Article 22. Universal General Meeting.

Notwithstanding the above, the General Shareholders’ Meeting shall be deemed to have been called and validly convened for the purpose of discussing any issue, when all of the share capital is present or represented and those attending unanimously agree to hold a meeting and its agenda.

Article 23. Extraordinary General Shareholders’ Meetings.

All other meetings shall be classified as Extraordinary General Shareholders’ Meetings.

Article 24. Calling of meetings.

General Shareholders’ Meetings must be called by the board of directors, or by the company’s administrators, if applicable.

The board of directors may call a General Shareholders’ Meeting whenever it deems it to be in the company’s interests, and when the shareholders are required to meet to hold an Ordinary General Shareholders’ Meeting, as well as when requested by shareholders that represent at least three percent of the share capital or the total number of shares with voting rights, issued and in circulation.

General Shareholders’ Meetings shall be called by publishing an announcement in the Official Gazette of the Mercantile Register, in the website of the Spanish National Securities Market Commission and on the company’s website with the corresponding requirements, at least one month prior to the date of the meeting, notwithstanding the provisions of the following section of this Article and cases in which the law requires a longer notice period.

When the company offers shareholders the possibility to vote via electronic means, made available to all shareholders, Extraordinary General Shareholders’ Meetings may be called with a minimum notice period of 15 days, provided this has been agreed in advance by the Ordinary General Shareholders’ Meeting under the corresponding terms of the regulations applicable to the company.

The announcement shall state the date of the meeting at first call, and all of the matters to be discussed and any other issues that, if applicable, must be included in the announcement pursuant to the Regulations of the General Shareholders’ Meeting. It may also state the date on which, if appropriate, the meeting is to take place at second call. A minimum period of twenty four hours must exist between the first and second call of the meeting.

In the event of an Ordinary General Shareholders’ Meeting and in the other cases established by law, the announcement must include the corresponding text regarding the right to examine the documents that are to be subject to the approval of the meeting, at the company’s registered address, and to obtain these documents immediately and free of charge, including the legally required report(s).

If the duly called General Shareholders’ Meeting is not held at first call, and the date of the meeting at second call was not stated in the announcement, the details of the second call must be announced, with the same agenda and with the same publication requirements as the first call, within fifteen days following the date of the failed meeting and at least 10 days prior to the holding of the meeting at second call.

Shareholders that represent one percent of the share capital or one percent of the shares with the right to vote may request the presence of a notary public to take the minutes of the General Shareholders’ Meeting.

The shareholders that represent three percent of the company’s share capital or three percent of the shares with the right to vote may call a General Shareholders’ Meeting to decide on whether to take shareholder derivative actions against the directors, although they may take shareholder derivative actions without a resolution from the Meeting or act in opposition to a resolution, as well as oppose any compromise or waive the right to exercise a shareholder derivative action.

Article 25. Singular notice of meeting.

In the absence of the required notice of meeting, the shareholders may request the judge of the Mercantile Court of Seville to apply the provisions of Article 169 of the Capital Companies Act, following consultation of the board of directors and the issue being recorded in the meeting’s minutes.

Article 26. Right to information.

From publication of the announcement of the General Shareholders’ Meeting until five days prior to the date of the meeting, shareholders may request any information or clarifications that they deem appropriate, from the directors, or submit the questions they believe to be relevant within the scope established by law, in writing.

Directors must provide the requested information in the legally established form and time frames.

The shareholders’ right to information recognized in Articles 197 and 520 of the Capital Companies Act may be denied by the chairman of the board of directors if the request is submitted by shareholders that represent less than twenty five percent of the paid-up capital, or twenty five percent of the shares with the right to vote if this percentage represents a lower number of shares with the right to vote and, in the chairman’s opinion, publication of this information is unnecessary to uphold the shareholder’s rights, or if there are objective reasons to believe that the information could be used for purposes not related to the company or that its publication may damage the company or its related companies.

When all of the shares are registered shares, the board of directors may, in those cases permitted by law, replace the legally established publications with a single written communication to each shareholder or interested party, in accordance with the applicable legislation at all times.

Article 27. Quorum for attendance and voting.

The General Shareholders’ Meeting shall be validly constituted at first call when the shareholders that are present or represented hold at least twenty five percent of the issued share capital with the right to vote.

The meeting will be validly constituted at second call regardless of the amount of capital present or represented.

Resolutions shall be adopted by a simple majority of the votes of the shareholders present or represented at the meeting, with resolutions being adopted when more votes by the capital present or represented are obtained in favor than against the resolution. Resolutions relating to the matters referred to in Article 29 shall be subject to the conditions described therein.

Article 28. Constitution and quorum of extraordinary shareholders’ meetings.

Extraordinary General Shareholders’ Meetings will be held when they are called by the board of directors, provided that the board believes it is in the company’s interests, or when it is requested by a number of shareholders that own at least three percent of the share capital or three percent of the shares with the right to vote, who must state the points to be discussed by the meeting in their request.

In this case, the Meeting must be called for a date within two months following the date on which the directors would have been required by a notary public to call it. The directors shall prepare the agenda, including the points included in the request.

The Extraordinary General Shareholders’ Meeting shall be validly constituted at first call when the shareholders that are present or represented hold at least twenty five percent of the issued share capital with the right to vote.

The meeting will be validly constituted at second call regardless of the amount of capital present or represented.

Article 29. Special quorum.

For an ordinary or extraordinary Shareholders’ Meeting to validly agree to a capital increase or reduction and any other amendment to the company’s bylaws; to issue debentures; to suppress or limit the pre-emptive acquisition rights of new shares; as well as to transform, merge, split or fully assign assets and liabilities; and to transfer the company’s registered address abroad, shareholders that represent at least fifty percent of the issued share capital with the right to vote must be present or represented at the meeting at first call. This percentage is reduced to twenty five percent of the issued capital when the meeting is held at second call.

To pass the resolutions referred to in this article, if the share capital that is present or represented exceeds fifty percent, a resolution can be passed by an absolute majority. However, when the shareholders that are present or represented represent twenty five percent or more of the issued capital with the right to vote, but less than fifty percent, at a meeting held at second call, two thirds of the capital present or represented at the meeting must vote in favor of a resolution in order to pass it.

Article 30. Attendance.

Shareholders must hold a minimum of three hundred and seventy five (375) shares, whether Class A or Class B, to have the right to attend Shareholders’ Meetings.

To exercise the right of attendance, shareholders’ shares must be registered in their name in the corresponding book entry system five days prior to the date of the General Shareholders’ Meeting. This situation must be accredited by the corresponding attendance card, which will indicate the number, class and series of shares owned, as well as the number of votes that can be cast; or by a certificate of authentication; or another valid means of accreditation that is accepted by the company.

Shareholders with the right to attend may cast their vote remotely with regards to the proposed resolutions relating to the items on the agenda of any type of General Shareholders’ Meeting by postal or electronic correspondence or via any means of remote communication that duly guarantees the identity of the shareholder exercising the right to vote that may be established by the board of directors, as appropriate, for the purposes of each General Shareholders’ Meeting, in accordance with the Regulations of the General Shareholders’ Meeting.

Votes that are cast remotely will only be valid when they are received by the company prior to the twenty four hours of the day immediately preceding the date of the Meeting at first or second call or when, as agreed by a resolution adopted by the company’s board of directors for such purposes, the company offers shareholders the possibility to attend the General Shareholders’ Meeting and to execute their right to vote via online means, which enables them to connect to the venue(s) where the General Shareholders’ Meeting is being held, in real time. Shareholders must be informed of this possibility when the announcement of the holding of the General Shareholders’ Meeting is published. In any other cases, the vote will be considered as not cast.

The board of directors, in accordance with the Regulations of the General Shareholders’ Meeting, may implement the aforementioned conditions by establishing the relevant and state-of-the-art rules, means and procedures in order to implement the voting process and enabling remote representation via communications systems, adapting them to the corresponding regulations that may be applicable in such case. The implementing regulations that may be adopted in accordance with this section shall be published on the company’s website.

A shareholder’s presence at a General Shareholders’ Meeting, or the presence of the shareholder’s proxy, shall effectively annul any vote cast by postal or electronic correspondence or via other remote means of communication.

Article 31. Representation.

All shareholders that have the right to attend the General Shareholders’ Meeting may be represented by another person, even if this person is not a shareholder, and therefore benefit from the right of attendance.

In all cases, representations must be conferred specifically for each meeting, in writing or via the following remote means of communication:

(i)                           By means of postal correspondence, sending the company the duly signed and completed attendance card and vote issued by the entity(s) responsible for maintaining the book entry system, or via any other written means that the board of directors allows as duly accrediting the granted proxy and the identity of the represented shareholder, by virtue of a resolution previously adopted for such purposes and duly published.

(ii)        By electronic means or other remote means of communication that the board of directors may establish, if applicable, at the time of calling each General Shareholders’ Meeting, provided that the document that grants the proxy includes the mechanisms that the board of directors considers suitable for ensuring adequate guarantees of authenticity of the granted representation and the identity of the represented shareholder, in accordance with a resolution previously adopted for such purposes and duly published.

Proxies granted by any of the aforementioned remote means of communication must be received by the company prior to the 24 hours of the day immediately preceding the date of the General Shareholders’ Meeting at first or second call or within, as appropriate, a different period of time that may be defined by the company’s board of directors and will be published at the time of the notice of the General Shareholders’ Meeting, in accordance with a resolution previously adopted for such purpose.

The board of directors shall be authorized to implement the aforementioned conditions and to establish the relevant and state-of-the-art rules, measures and procedures in order to implement the process of granting proxies via electronic means, adapting them to the legal regulations that govern this system, the provisions of these bylaws and the Regulations of the General Shareholders’ Meeting of the company, as applicable. These means and procedures shall be published on the company’s corporate website, as applicable.

Representation may also be extended to items not included on the agenda but which may be discussed by the General Shareholders’ Meeting in accordance with the law, in which the proxy-holder shall vote in the way that it deems to be most favorable to the interests of the represented party.

If the proxy is not accompanied by instructions to exercise the right to vote or if there are doubts about the intended representative or the scope of the proxy, unless the shareholder expressly indicates to the contrary, the delegated powers:

(i)         Shall be granted in favor of the chairman of the board of directors;

(ii)        Shall cover all of the items on the agenda of the notice of the General Shareholders’ Meeting;

(iii)       Shall include a vote in favor of all of the proposed resolutions put forward by the board of directors that are items on the agenda for the meeting; and

(iv)       Shall also apply to any items not included on the agenda of the notice of the meeting that may be discussed by the General Shareholders’ Meeting, according to law.

Prior to being appointed, the proxy-holder must inform the shareholder in detail about the existence of any conflicts of interest. If a conflict arises after the appointment has been made and the represented shareholder has not been notified of its potential existence, the proxy-holder must inform the shareholder immediately. In both cases, if new specific voting instructions have not been received for each of the matters on which the proxy-holder must vote on behalf of the shareholder, the proxy-holder must abstain from voting.

Legal persons, minors and those lacking the legal capacity may attend the General Shareholders’ Meeting via their legal representatives, who must accredit their representation to the chairman of the Meeting, all without prejudice to family representation and the granting of general powers of attorney, regulated by Article 187 of the Capital Companies Act.

Article 32. Place of meeting and extension

General Shareholders’ Meetings shall be held in Seville on the day indicated in the notice of the meeting. These sessions of the Meeting may be extended over one or more consecutive days.

An extension may be agreed at the proposal of the board of directors or at the request of shareholders that represent at least twenty five percent of the share capital that is present or represented at the meeting, or twenty five percent of the shares with the right to vote.

A list of attendees will be drafted in order to constitute the meeting, in accordance with the Capital Companies Act.

Article 33. Chairman and secretary of the shareholders’ meeting.

The chairman or the vice-chairman of the board of directors shall act as chairman of the General Shareholders’ Meeting, as agreed by the board of directors, and the secretary shall be the secretary of the board. In the absence of the chairman and vice-chairman, the meeting shall be chaired by the shareholder appointed by the General Shareholder’s Meeting itself. In the absence of the official secretary, the role will be performed by the person appointed by the meeting, as proposed by the chairman.

The chairman of the General Shareholders’ Meeting shall chair the meeting and the discussions, controlling who may speak, determining the duration of the successive speakers and resolving any statutory doubts that may arise, by requesting (or not) the opinion of the board’s legal adviser.

4.4                               Amendment of the Second Section (Board of Directors) of Title IV (Management of the Company): Articles 39, 40, 41, 42, 43, 44 and 44 bis.

It is resolved to approve the amendment to articles 39, 40, 41, 42, 43, 44 and 44 bis of the bylaws that hereinafter will be drafted as follows:

Article 39. Composition.

The board of directors shall comprise a minimum of three and a maximum of sixteen members, elected by the General Shareholders’ Meeting.

The following requirements apply to appointments of directors:

1.                            They must not be affected by any of the legally established grounds for incompatibility or prohibition.

2.                            They must not have interests that conflict or compete technically, commercially or financially with the company’s activities. This prohibition also applies to representatives of entities in which any of the above circumstances arise.

Members of the Board shall be appointed for a period of four years, and may be re-elected once or several times for periods of equal duration. These appointments shall end when the Ordinary General Shareholders’ Meeting following the end of this term has been held.

Directors may resign their office. In the event of vacancies that arise in between renewal dates, the board may appoint people to these positions subject to the same aforementioned requirements, until the next Ordinary General Shareholders’ Meeting is held. Exceptionally, in the event that the vacancy arises after the Ordinary General Shareholders’ Meeting has been called but prior to being held, the board of directors may appoint a director until the following Ordinary General Shareholders’ Meeting takes place.

Directors shall cease to hold the role at the end of their mandate; or due to death or resignation; or by agreement of the General Shareholders’ Meeting in the event of incapacity or dismissal.

The position of director is remunerated. Directors’ remuneration shall consist of all or some of the following concepts, for a total combined amount that shall be agreed by the General Shareholders’ Meeting, pursuant to the directors’ remuneration policy and conditional, when required by law, on the prior approval of the General Shareholders’ Meeting:

(a)                       A fixed fee

(b)                       Expenses for attendance

(c)                        A share of the profits, under the terms established in Article 48, Paragraph 2, of the company’s bylaws.

(d)                       Variable remuneration based on general benchmark indicators or parameters

(e)                        Remuneration via the provision of shares or share options or amounts that are linked to the company’s share price

(f)                         Severance payments, provided that the director is not relieved of office on grounds if failing to fulfil the responsibilities attributable to him/her, and

(g)                        Savings or pension systems considered to be appropriate.

Notwithstanding the obligations applicable to directors’ remuneration policies under current legislation at any given time, this amount shall remain fixed until the General Shareholders’ Meeting agrees to change it.

The specific amount to be paid for the above concepts for each director, including the payment method, shall be determined by the board of directors. This calculation shall take into account the role performed by each director on the main board, as well as membership and attendance of its various sub-committees.

Expenses incurred by directors in performing the activities entrusted to them by the board of directors shall be reimbursed.

The rights and responsibilities resulting from being a member of the board of directors shall be compatible with any other rights, obligations and compensation that may apply to the director for any other duties, including executive functions, which the director may perform in the company, as applicable. Directors’ remuneration for performing executive functions, which is set by the company’s board of directors and conditional upon the prior approval of the General Shareholders’ Meeting, if applicable, may include but is not limited to any of the concepts indicated in the above points (a) to (g).

Directors’ remuneration for performing executive functions shall be included in the contracts that they must sign with the company in accordance with Article 40 below.

Article 40. Delegation of powers by the board of directors.

Notwithstanding powers of attorney that may be granted to a particular person, the board of directors may appoint its members to be Chief Executive Officer (CEO) or to sit on one or several executive committees, defining the content, limits and formats of this delegation of powers.

The permanent delegation of powers of the board of directors to an executive committee or to the Chief Executive Officer and the appointment of directors to hold such positions, must be supported by a favorable vote by two thirds of the members of the board and shall not take effect until the resolution is registered in the mercantile register.

When a member of the board of directors is appointed as the CEO or when executive functions are attributed to a director by virtue of another title, a contract must be signed between this person and the company, which must be previously approved by the board of directors with a favorable vote from two thirds of its members, and which must comply with the remuneration policy approved by the General Shareholders’ Meeting. The director in question must abstain from participating in the corresponding discussions and vote. The contract must describe all the concepts used to remunerate the performance of the director’s executive functions. The director may not receive any remuneration for performing executive functions unless the amounts payable and the corresponding concepts are detailed in this contract.

Article 41. Positions of the Board.

In the event of a vacancy, upon receipt of a report from the Appointments and Remuneration Committee, the directors meeting as the board of directors shall elect a chairman from among its members, who shall have the casting vote in the event of a tie. They shall also elect one or several vice-chairman, who may temporarily substitute the chairman of the board in the event that the chairman’s position is vacant or the chairman is absent, ill or unable to attend. In the event that there is more than one vice-chairman of the board of directors, the vice-chairmen will be appointed as first vice-chairman, second vice-chairman, and so on, and shall substitute the chairman of the board in this order.

The position of chairman of the board of directors may be held by an executive director. In such a case, this appointment shall require a favorable vote by two thirds of the members of the board.

In the event that the chairman of the board is also an executive director, the board of directors, with the abstention of the executive directors, must appoint a lead director from among the independent directors, who shall have special authority to call meetings of the board or to include new items on the agenda of meetings that have already been called; coordinate and hold meetings of the non-executive directors; and direct, if applicable, the regular appraisal of the chairman of the board.

The board must also appoint a secretary, upon receipt of the report from the Appointments and Remuneration Committee, and optionally, one or more vice-secretaries, who if appointed, shall assist the secretary of the board in performing his/her duties and shall temporarily substitute the secretary in the event of a vacancy, absence, illness or an inability to attend. In the event that more than one vice-secretary exists, they will be appointed as first vice-secretary, second vice-secretary, and so on, and shall substitute the secretary of the board in this order.

The positions of secretary and vice-secretary of the board of directors may be held by non-directors.

Article 42. Constitution of the board.

The board of directors shall be validly constituted to discuss and make decisions on any matter when half of its members, plus one other member, are present or represented at the session.

Members of the board of directors may only delegate their representation to another member of the board. In the case of non-executive directors, they may only be represented by another non-executive member of the board.

Representation must be conferred in writing and specifically issued for each meeting, informing the chairman of the board.

The board of directors shall meet as many times as necessary to correctly perform its duties and at least once every quarter and on the occasions established in the Regulations of the Board of Directors. Meetings of the board of directors shall be called by the chairman, or in the event of his death, absence, incapacity or inability to do so, meetings may be called by the vice-chairman whenever deemed necessary or appropriate.

If the chairman of the board does not call a meeting within one month of being requested to do so, without just cause, a meeting may also be called by one third of the directors, stating the agenda for the meeting, to be held in the town or city where the company has its registered address.

The notice of the meeting, which must always include the agenda and all of the information to be discussed, shall be sent by any means that enables it to be received by every member of the board that appears in the company’s records, at least four days prior to the intended date of the meeting or with a shorter notice period in the event of urgent meetings.

A notice of meeting shall not be required if all of the members of the board have been invited to the next meeting at the previous session.

The board of directors shall be validly constituted without the need for a notice of meeting if all of its members, present or represented, unanimously agree to a meeting being held and the items to be discussed on the agenda.

The board of directors shall meet at the company’s registered address unless another meeting place is indicated in the notice of the meeting.

Notwithstanding the above, meetings of the board of directors may be held in multiple locations, connected by systems that enable those attending to be recognized and identified, permanent communication between those attending regardless of their physical location, as well as the voting process to be carried out, all in real time. Those present at any of these locations shall be considered, for all purposes, to be attending the same single meeting. The meeting shall be deemed to be held where the majority of the directors are physically located, and in the event of a tie, it shall be where the chairman of the board is located or, in the chairman’s absence, the person chairing the meeting.

Furthermore, if no director objects, the board of directors may vote in writing and without holding a meeting. In this case, directors may send their votes and the points that they wish to record in the minutes via any means that enables them to be received, to the secretary of the board, or to the person that assumes the secretary’s functions, as appropriate. The resolutions adopted by this procedure shall be duly recorded as minutes in accordance with the law.

Agreements and resolutions shall be adopted by an absolute majority of the directors present or represented at the meeting, unless established to the contrary by law or these bylaws.

Article 43. Liability.

Directors are required to perform their duties with the diligence and assuming the liabilities established under current regulations applicable at any given time.

Article 44. Duties and powers of the board of directors

The board of directors has the broadest powers possible for managing the company’s interests, under the rules established by law and these bylaws, representing the company in law and otherwise, in all matters relating to its corporate purpose, holding all powers that are not expressly reserved for the General Shareholders’ Meeting.

Therefore, the company’s board of directors, holding the most extensive powers possible, shall be fully responsible for making decisions regarding the matters indicated below, which under no circumstances should be interpreted as an exhaustive list:

(a)                       Supervision of the effective functioning of the committees that it may have created, and of the actions of the delegated bodies and of the managers that it may have appointed.

(b)                       Determination of the company’s general policies and strategies.

(c)                        Authorization or waiving of the obligations derived from the directors’ duty of loyalty in unique cases, when applicable under the Capital Companies Act.

(d)                       Preparation of the financial statements and their presentation to the General Shareholders’ Meeting.

(e)                        Preparation of any type of report that the board of directors is required to prepare by law, provided that the report in question cannot be delegated.

(f)                         Appointment and dismissal of the company’s chief executive officer(s), as well as determining the conditions of his/her contract.

(g)                        Appointment and dismissal of the managers that report directly to the board, or of any of its members, as well as establishing the basic conditions of their contracts, including their remuneration.

(h)                       Decisions relating to the remuneration of directors, within the statutory framework, and in accordance with the remuneration policy approved by the General Shareholders’ Meeting, if applicable.

(i)                           The notice of the meeting of the General Shareholders’ Meeting, preparing the agenda and the proposed resolutions.

(j)                          The policy relating to treasury stock.

(k)                       Approval of the strategic or business plan, the management objectives and annual budget, the investment and financing policy, the corporate social responsibility policy and the dividend policy.

(l)                           Definition of the risk management and control policy, including tax risks, and supervision of the company’s internal reporting and control systems.

(m)                   Definition of the corporate governance policy of the company and of the group to which it is the parent company; its organization and functioning; and in particular approval and modification of its regulations.

(n)                       Approval of the financial information that the company must periodically publish as a listed company.

(o)                       Definition of the structure of the corporate group of which the company is the parent.

(p)                       Approval of investments or operations of any type considered as strategic, or that have special tax risk, due to their significant value or special characteristics, except when this approval is the responsibility of the General Shareholders’ Meeting.

(q)                       Approval to create or acquire shareholdings in special purpose entities or entities registered in countries or territories considered as tax havens, as well as any other similar transactions or operations that, due to their complexity, could reduce the transparency of the company and its group.

(r)                          Approval of transactions that the company or companies in its group carry out with directors or shareholders that individually or in collaboration with others have a significant shareholding, including shareholders represented by the board of directors of the company or of other companies that form part of the same group, or with persons associated with them. The directors that are affected, or that represent or are associated with the affected shareholders, must abstain from taking part in the discussion and voting of the resolution in question. The only transactions that shall be exempt from this approval shall be those that simultaneously fulfil the following three conditions:

(i)         They are carried out by virtue of agreements with standardized conditions that are applied in a general way to a large number of clients.

(ii)        They are carried out at rates or prices that, in general, are established by the person acting as the supplier of the good or service.

(iii)       The amount of the transaction does not exceed one percent of the company’s annual revenues.

(s)                         Definition of the company’s tax strategy.

(t)                          The powers that the General Shareholders’ Meeting may have delegated to the board of directors, unless expressly authorized by the Meeting to sub-delegate them.

The General Shareholders’ Meeting shall also decide on any matter within its area of competence in accordance with the law and these bylaws, and pursuant to the aforementioned points and its Regulations.

When urgent situations arise, that are duly justified, decisions corresponding to the aforementioned matters may be taken by the delegated bodies or persons, which must then be ratified in the first meeting of the board of directors that is held after these decisions are made.

Article 44 bis. Committees of the Board of Directors.

1.                           The board of directors may create committees with delegated powers, or other kinds of committees, and appoint the people that will sit on these committees from among the board’s members, according to its own forecasts or legally established requirements. It may therefore define the regulations or internal rules that govern their functions and scope of application, composition, functioning, etc.

2.                            The board of directors is required to create and maintain a permanent Audit Committee, which shall be governed by the following provisions:

(a)                       The Audit Committee shall always consist of a minimum of three directors, appointed by the board, all of which must be external directors. At least two of the members of the Audit Committee must be independent directors and at least one of them shall be appointed due to their knowledge and experience in relation to accountancy, audit or both these areas. The board of directors shall also appoint the chairman of the committee from among the independent directors that form part of it. The position of secretary of the Audit Committee shall be held by the secretary of the board of directors or by the person that is appointed to this role by the board, as appropriate.

(b)                       The directors that form part of the Audit Committee shall only perform this role while they remain directors of the company’s board, unless the board of directors agrees otherwise. The renewal, re-election and dismissal of directors that sit on the Audit Committee shall be decided by the board of directors. The position of chairman of the Audit Committee shall be held for a maximum period of four years. Previous chairmen of the committee may not be re-elected until a period of one year has passed from the end of their previous mandate, notwithstanding their continuity or re-election as an ordinary member of the Committee.

(c)                        Notwithstanding any other roles that may be assigned to the Committee by the board of directors at any given time, and by virtue of the current regulations, the Audit Committee shall perform the following functions in all cases:

(i)                          Inform the General Shareholders’ Meeting about issues that arise in relation to matters in the Committee’s area of competence.

(ii)                       Supervise the effectiveness of the company’s internal control, internal audit and risk management systems, including the tax systems, as well as discussing with the accounts auditor any significant weaknesses in the internal control system detected during the course of the audit.

(iii)                    Supervise the process of preparing and presenting the obligatory financial information.

(iv)                   Make proposals to the board of directors to select, appoint, re-elect and replace the external auditor, as well as the conditions for engaging the auditor, including regularly reviewing information relating to the audit plan and its execution with the auditor, as well as ensuring its independence in the performance of its duties.

(v)                      Establish appropriate relations with the external auditor in order to receive information about any issues that may threaten its independence, so that these may be examined by the Audit Committee, and any other matters related to the process of auditing the accounts, as well as any other communications required under accounts auditing legislation and audit regulations. The Committee must always receive the external auditor’s annual declaration of independence in relation to the entity(s) directly or indirectly associated with it, as well as information about any type of additional services provided by it and the corresponding fees received by the external auditor from these entities or by the persons or entities associated with it, in accordance with accounts auditing legislation.

(vi)                   Annually issue, prior to issuance of the audit report of the financial statements, a report expressing an opinion about the independence of the accounts auditor. This report must contain, in all cases, an assessment of the provision of the additional services referred to in the above point (v), considered both individually and collectively, other than the statutory audit services, and in relation to the system of independence or the regulating audit legislation.

(vii)                Inform the board of directors, in advance, about all of the issues required by law, the company’s bylaws and the Regulations of the Board of Directors, and in particular:

•                                The financial information that the company must periodically publish

•                                The creation or acquisition of shareholdings in special purpose entities or entities registered in countries or territories that are considered as tax havens, and

•                                Transactions with related parties.

(viii)             Any matters within its area of competence that may be requested by the chairman of the board of directors.

(ix)                   Any other function attributed to it by the board of directors in its corresponding regulations.

The conditions established in points (v), (vi) and (vii) above are notwithstanding the legislation regulating the auditing of accounts.

(d)                       The functioning of the Audit Committee shall be governed by the rules determined by the board of directors in its corresponding Regulations.

3.                            The board of directors is also required to create and maintain a permanent Appointments and Remuneration Committee, which shall be governed by the following provisions:

(a)                       The Appointments and Remuneration Committee shall consist of a minimum of three directors, proposed by the chairman of the board based on a prior report from the Committee and appointed by the board of directors, all of whom must be external directors. At least two members of the Appointments and Remuneration Committee must be independent directors. The board of directors shall also appoint the chairman of the Committee from the independent directors that form part of it. The position of secretary of the Appointments and Remuneration Committee shall be held by the secretary of the board of directors or by the person that is appointed to this role by the board, if applicable.

(b)                       The directors that form part of the Appointments and Remuneration Committee shall only perform their role while they remain directors of the company’s board, unless the board of directors agrees otherwise. The renewal, re-election and dismissal of directors that sit on the Appointments and Remuneration Committee shall be governed by the board of directors.

(c)                        Notwithstanding any other roles that may be assigned to the Committee by the board of directors at any given time, and by virtue of the current regulations, the Appointments and Remuneration Committee shall perform the following functions in all cases:

(i)                          Assess the skills, knowledge and experience required by the board of directors. The Committee shall define the functions and skills required by candidates for each vacancy and assess the time and dedication required for the role to be performed correctly.

(ii)                       Establish a representation target for the under-represented gender on the board of directors and prepare guidelines of how to achieve this goal.

(iii)                    Submit proposals to the board of directors to appoint independent directors so that they may be appointed by co-optation or for the decision to be submitted to the General Shareholders’ Meeting, as well as proposals for re-elections or dismissals of these directors, also to be submitted to the General Shareholders’ Meeting.

(iv)                   Submit proposals to appoint the remaining directors so that they may be appointed by co-optation, or for the decision to be submitted to the General Shareholders’ Meeting, as well as proposals for re-elections or dismissals also to be submitted to the General Shareholders’ Meeting.

(v)                      Make proposals to appoint or dismiss members of the senior management team and the basic conditions of their contracts.

(vi)                   Analyze and organize the succession of the chairman of the board of directors and the Company’s CEO, and make proposals to the board of directors so that this succession occurs in an organized and planned way, as appropriate.

(vii)                Propose to the board of directors the remuneration policy for directors and general managers or those people that perform senior management functions reporting directly to the Board; members of executive committees or CEOs; as well as the individual remuneration and other contractual conditions of executive directors, ensuring that these conditions are fulfilled.

(viii)             Any matters within its area of competence that may be requested by the chairman of the board of directors.

(ix)                   Any other function attributed to it by the board of directors in its corresponding Regulations.

(d)                       The functioning of the Appointments and Remuneration Committee shall be governed by the rules determined by the board of directors in its corresponding Regulations.

4.5                               Elimination of the Third Section (Direction) of Title IV (Management of the Company): Article 46.

It is resolved to eliminate article 46, the sole article of this Third Section (Direction) of Title IV (Management of the Company) of the bylaws, since it has been left blank as a consequence of the aforementioned amendments to the bylaws.

4.6                               Amendment of Title V (Economic year, Blanace and Application of Results): Articles 47 (hereinafter article 46), 48 (hereinafter article 47), 50 (hereinafter article 48) and 51 (hereinafter article 49).

It is resolved to approve the amendment to articles 47 (hereinafter article 46), 48 (hereinafter article 47), 50 (hereinafter article 48) y 51 (hereinafter article 49) of the bylaws that hereinafter will be drafted as follows:

Article 46. Financial Year.

The financial year shall coincide with the calendar year.

Article 47. Financial statements.

The board of directors shall prepare the financial statements, which shall comprise the balance sheet, the income statement, a statement that reflects the changes in equity during the year, a statement of cash flows and the report. These documents, which form a single unit, must be clearly prepared and accurately reflect the company’s assets, financial situation and results in accordance with the law and the Code of Commerce.

The structure and content of the documents that comprise the financial statements must comply with the formats approved by the regulations and for their supplementary documentation, under the terms and within the timeframe is established by law, so that once reviewed and reported by the auditors, they will be submitted to be approved by the General Shareholders’ Meeting.

Article 48. Appropriation of earnings.

Notwithstanding the rights established in Article 8, the net profits recorded in each end-of-year balance sheet shall be distributed as proposed by the board of directors and agreed by the General Shareholders’ Meeting, once the corresponding general expenses and amortizations have been deducted, as well as the amount for the legal reserve pursuant to Article 274 of the Capital Companies Act, and the amounts corresponding to other obligatory reserves, in the following way:

1.                            From the initial amount, a quantity equal to four percent of the paid-up capital shall be deducted, which will be distributed among the shareholders as the minimum dividend for their respective shares.

2.                            Of the remaining amount, a minimum of five percent and a maximum of ten percent will be deducted, if decided by the General Shareholders’ Meeting, which shall be distributed among the members of the board of directors, as agreed by the General Shareholders’ Meeting, as remuneration for their respective services.

3.                            Lastly, the board of directors may propose to the General Shareholders’ Meeting to partially or fully distribute the remaining amount as a supplementary dividend, or to allocate it to reserves or special funds or to carry it over to the following year.

Article 49. Dividends.

Dividends may only be distributed in the cases and in accordance with the conditions established by the applicable prevailing regulations at any given time.

The General Shareholders’ Meeting may agree that the dividend is paid fully or partially in kind.

The board of directors shall pay the dividend within a period of two months following approval by the General Shareholders’ Meeting of the financial statements for the year.

The board of directors may agree to distribute interim dividends in accordance with the legally established requirements.

Dividends that are unclaimed during a period of five years from their initial payment date shall be considered as waived in favor of the company.

4.7                               Amendment of Title VI (Winding-up and Liquidation): Articles 52 (hereinafter article 50) y 53 (hereinafter article 51).

It is resolved to approve the amendment to articles 52 (hereinafter article 50) and 53 (hereinafter article 51) of the bylaws that hereinafter will be drafted as follows:

Article 50. Dissolution.

The company shall be dissolved on the grounds determined by law and by resolution of the Extraordinary General Shareholders’ Meeting adopted in accordance with the law.

Article 51. Liquidation.

If the General Shareholders’ Meeting agrees to dissolve the company, it shall proceed to appoint administrators at the same time, which shall always be of an odd number, with the legally established powers and any other powers that may have been granted by the General Shareholders’ Meeting upon appointing them.

Members of the board of directors may be appointed as administrators.

The General Shareholders’ Meeting, at the proposal of the board, may also appoint arbitrators to resolve any issues or discrepancies that may arise during the liquidation proceedings.

The resolution to dissolve the company shall be recorded in the mercantile register and published in accordance with Article 369 of the Capital Companies Act.

The corresponding legal provisions shall be observed during the liquidation period, especially those established in Chapter II of Part X of the Capital Companies Act.

4.8                               Approval of an amended and restated text of the bylaws incorporating the amendments approved and renumbering titles, chapters, sections and articles.

Following the amendments of the articles of the bylaws approved in the immediately preceding resolutions, it is resolved to approve the following amended and restated text of the bylaws, incorporating the amendments approved and renumbering titles, chapters, sections and articles:

Part I.
Name, Registered Address, Purpose and Duration

Article 1. Name.

The company known as “Abengoa” was incorporated in Seville on January 4, 1941 as a limited liability company before becoming a public limited company on March 20, 1952. The legal name of the existing surviving company is “Abengoa, S.A.”.

Article 2. Registered address.

The company’s registered address is Campus Palmas Altas, calle Energía Solar n° 1, 41014 Sevilla, although it may open and close branches or offices, agencies, warehouses, depots and other supplementary establishments in any other location in Spain and abroad with the agreement of the company’s board of directors, which may also decide to change the company’s registered address to another location within the municipality of Seville.

The General Shareholders’ Meeting may agree to change the company’s registered address to another municipality if previously proposed by the board of directors in accordance with the prevailing provisions at the time of the resolution.

Article 3. Corporate purpose.

The principal purpose of the company is to undertake and operate any businesses related to projects and the construction, manufacture, import, export, acquisition, repair, installation, assembly, contracting, sale and supply of all types of electrical, electronic, mechanical and gas apparatus, for any type of application, and the materials that are complementary to this branch of industry, as well as the complementary civil engineering works for these installations, and also the complementary civil engineering works of all the other businesses related to it, including those related to electrical power plants: nuclear, hydraulic, thermal, solar and wind, transformer and rectifier substations; the design and manufacture of control panels, low, medium and high voltage cabinets, panels and equipment for nuclear power stations, busbars, rectifying equipment, engine control centers, low voltage distribution panels, power panels and transformer centers; distribution networks, electrification of industrial facilities, mining facilities, commercial and residential buildings, water pumping stations, water regulation and control systems, irrigation systems, water treatment systems; river management, operation of water distribution systems; treatment of municipal and industrial waste (solid, liquid and gaseous), automatic hydrological data systems, seawater desalination plants, ventilation and control facilities for road traffic tunnels, installations in airports and ports that are electrical and for cordoning, signaling and control, installations on oil platforms, heating and cooling facilities, fire protection facilities, studies and healthcare medical services, hard landscaping, landscaping and street furniture; industrial, artistic, building and sports lighting, highway lighting, control and process automation, security, manufacturing, development, sales and maintenance of security apparatus, especially by installing and maintaining physical, electronic, visual, acoustic or instrumental surveillance and protection systems, and in particular with connections to alarm monitoring centers, as well as the advice, project design, construction, maintenance and planning of security facilities; electrical power for shipyards, highway signaling, electrical transport lines, electrical traction, electrification and signaling for all types of railways, fixed installations for mobile material such as rails and tracks, telephony, telematics, telecommunications and radio-communications in general, computer and IT systems for all types of installations and buildings, and all their applications, as well as their maintenance, review and repair; fully recognizing its legal independence to unconditionally acquire, sell and encumber all types of personal and real property and intangible rights.

The corporate purpose also includes the study, promotion and execution of all types of civil engineering works for construction, restoration, improvements and maintenance, both public and private, including all types of industrial constructions, civil engineering works, infrastructures, hard landscaping, the construction of residential housing, buildings and properties of all kinds.

The corporate purpose shall also include activities relating to the acquisition, holding, administration,

provision and sale of all types of personal and real property, intangible rights and transferable securities, with the sole exclusion of activities subject to special laws, shares, fixed income securities, equity or stakeholder units (listed on stock markets or otherwise) of any corporation, mercantile company, entity or organization, public or private, national or foreign, at the time of their incorporation or afterwards, regardless of their activities or the rights or interests inherent in them.

Article 4. Duration.

The company has been incorporated for an indefinite period of time and shall only be wound up at the request of an Extraordinary General Shareholders’ Meeting under the circumstances and requirements specified in Articles 29 and 50 of these bylaws.

Article 5. Company activity.

The business of the original company “Abengoa, S.L.” has been continued by “Abengoa, S.A.” without interruption.

Part II.
Share capital, shares and shareholders’ rights and obligations

Article 6. Shares and share capital.

Abengoa’s share capital is ninety one million seven hundred and seventeen thousand and twenty one euros and eighty six cents (91,717,021.86) represented by eight hundred and thirty nine million seven hundred and sixty nine thousand seven hundred and twenty (839,769,720) shares, fully subscribed and paid up, belonging to two different share classes:

•                                          Eighty four million one hundred and sixty thousand nine hundred and thirty four (84,160,934) Class A shares with a one (1) euro par value each, belonging to the same class and series, which confer one hundred (100) votes each and are the Company’s Class A shares (“Class A shares”).

•                                          Seven hundred and fifty five million six hundred and eight thousand seven hundred and eighty six (755,608,786) Class B shares with a par value of one euro cent (0.01) each, belonging to the same class and series, which confer one (1) vote each and are shares with the privileged financial rights specified in Article 8 of these bylaws (“Class B shares” and together with the Class A shares comprise the “Voting Shares”).

The shares are represented by book entries and are governed by the Spanish Securities Market Act (LMV) and other applicable legal provisions.

Article 7. Securities register.

The company responsible for maintaining the share register is Sociedad de Gestión de los Sistemas de Registro, Compensación y Liquidación de Valores, S.A.U. (Iberclear), under the terms established in current legislation.

Article 8. Shareholders’ rights

(A)                               Class A shares

Class A shares, with a par value of one (1) euro each, defined as the company’s ordinary shares (“Class A shares”), confer the rights established by law and in these bylaws upon their holders, with the following characteristics:

(A.1)                     Right to vote

Each Class A share confers one hundred (100) votes.

(A.2)                     Preferential rights and bonus allocation rights for new shares

With the exception of the non-existence or exclusion of pre-emptive rights or bonus allocation rights or similar preferential rights, when Class B and/or Class C shares have been issued, successive capital increases or issues of convertible or exchangeable debentures, or issues of any other security or instrument that could give rise to the subscription, conversion, exchange, acquisition or in any other way grant the right to receive shares in the company, will be implemented by the company in one of the following ways: the simultaneous issue of Class A shares, Class B shares (if previously issued) and Class C shares (if previously issued) in the same proportions to the total number of existing shares into which the company’s share capital is divided at the time of the increase or issue; or by issuing securities or instruments that give rise to the subscription, conversion, exchange, acquisition or in any other way grant the right to receive Class A, Class B and Class C shares in the aforementioned ratio.

Pre-emptive rights, bonus allocation rights and any other similar preferential rights belonging to Class A shares can only be exercised over Class A shares (or convertible or exchangeable debentures, warrants or other securities and instruments that grant rights to subscribe or acquire these shares) in accordance with the principle of proportionality described in the above paragraph.

In capital increases charged against reserves or share premium, carried out by increasing the par value of the issued shares, Class A shares as a whole shall be entitled to an increase in par value in the same proportion as the total par value of the Class A shares in circulation at the time that the resolution is implemented, of the company’s share capital represented by Class A, Class B (if issued) and Class C (if issued) shares issued and circulating at that time.

Nevertheless, the General Shareholders’ Meeting may increase the share capital, charged against reserves, by solely issuing new Class A shares, provided that the majority of the shares in each of the existing share classes vote in favor, in separate votes, and all share classes are treated equally at all times.

(A.3)                     Conversion right into Class B shares

Each Class A share confers on its holder the right to convert it into a Class B share, until December 31, 2017.

The conversion right shall be exercised by its holder by notifying the Company (or the agent appointed for such purpose), through the corresponding affiliated entity of Sociedad de Gestión de los Sistemas de Registro, Compensación y Liquidación de Valores, S.A.U. (Iberclear), by any means that accredits acknowledge of receipt, on a binding, irrevocable and unconditional basis, in which the holder shall state the total number of Class A shares it holds and the exact number of Class A shares for which it wishes to exercise its conversion right, so that the Company may take the necessary actions to carry out the conversion and duly report this to the Spanish National Securities Market Commission by filing the corresponding significant event.

The aforementioned notification must be accompanied by the corresponding certificate that authenticates ownership of the Class A shares, issued by an entity affiliated with the systems managed by Iberclear, or by an intermediary or financial institution that is the custodian or manager of the shares pursuant to the legislation on the representation of securities by means of book entries or via any other equivalent means that accredits ownership of the shares that the company agrees is sufficiently valid for these purposes.

When shareholders of Class A shares exercise the conversion right, the company’s share capital shall be reduced by the difference between the par value of the Class A shares being converted and the par value of the same number of Class B shares. The company’s restricted reserves shall be increased by this amount, which the company will have previously set aside for these purposes in accordance with Article 335.c) of the Capital Companies Act.

The board of directors, with express authority to sub-delegate this matter to the chairman or CEO, shall determine the term, frequency and procedure for exercising the conversion right, including if appropriate, the assessment of the suitability of the aforementioned equivalent accreditation of ownership, as well as any other aspects that are necessary to effectively exercise this right, all of which shall be duly reported by filing the corresponding significant event.

(A.4)                     Other rights

Notwithstanding the above Section 2, each Class A share also confers the other rights recognized by law and these bylaws, including the financial rights, to holders of these shares as shareholders in the company.

(B)                               Class B shares

Class B shares, with a par value of one euro cent (0.01) each (“Class B shares”, and together with the Class A shares, the “Voting Shares”), confer the rights established by law and in these bylaws upon their holders, with the following characteristics:

(B.1)                     Right to vote

Each Class B share confers one (1) vote.

(B.2)                     Pre-emptive rights and bonus allocation rights for new Class B shares

The pre-emptive rights and bonus allocation rights of Class B shares can only be exercised over Class B shares (or convertible or exchangeable debentures, warrants or other securities and instruments that grant rights to subscribe or acquire these shares) in accordance with the principle of proportionality between the number of shares represented by Class A, Class B and Class C shares (if previously issued) and the total number of shares in the company, as stated above in relation to the Class A shares.

In capital increases charged against reserves or share premium, carried out by increasing the par value of the issued shares, Class B shares as a whole shall be entitled to an increase in par value in the same proportion as the total par value of the Class B shares in circulation at the time that the resolution is implemented, and the company’s share capital represented by Class A, Class B and Class C (if issued) shares circulating at that time.

Nevertheless, the General Shareholders’ Meeting may increase the share capital, charged against reserves, by solely issuing new Class B shares, provided that the majority of the shares in each of the different existing share classes vote in favor, in separate votes, and all share classes are treated equally at all times.

(B.3)                     Other rights

Notwithstanding the above sections 1 and 2, and the provisions under current legislation, each Class B share shall confer the same rights, including financial rights, as a Class A share, despite having a lower par value, and the company shall treat the holders of Class B shares in the same way as Class A shareholders, in so far as this is not contrary to prevailing legislation. Specifically, each Class B share grants its holder the right to receive the same dividend, the same amount from the proceeds of dissolution, the same refunds from contributions in the event of a capital reduction, the same distribution of any type of reserves (including, if applicable, payment for attending the General Shareholders’ Meeting) or share premium, and any other distribution or allocation attributable to Class A shares, all under the same terms that correspond to each Class A share.

In the event of a capital reduction due to losses, carried out by reducing the par value of the company’s shares, Class A and Class B shares would be affected in proportion to their respective par values.

(B.4)                     Separate votes in the event of amendments to the bylaws or resolutions and other operations that negatively affect Class B shares

Amendments to the bylaws or resolutions that directly or indirectly have a detrimental or negative effect on the rights, preferences or privileges of Class B shares (including any amendment to the bylaws relating to Class B shares or any resolution that has a detrimental or negative impact on Class B shares compared to Class A shares, or that benefits or favorably affects Class A shares over Class B shares) will require the approval of the majority of the Class B shares in circulation at that time, which must be given in accordance with these bylaws. This includes, but is not limited to, the following: the elimination or modification of the condition contained in these bylaws regarding the principle of proportionality between the number of shares represented by Class A, Class B and Class C (if issued) shares and the total number of company shares, in issues of new shares or securities or instruments that may give rise to the conversion, exchange or acquisition of the company’s shares or that in any other way may result in the right to receive the company’s shares; the partial or total exclusion of the pre-emptive right, and other similar rights applicable by law and under these bylaws, on an unequal basis for Class A, Class B and Class C (if appropriate) shares; repurchases or acquisitions of treasury stock that unequally affect Class A, Class B and Class C (if appropriate) shares in terms of their corresponding conditions, price or any other aspect, and that exceed those that would occur within the framework of ordinary treasury stock operations or give rise to the redemption of shares or a capital reduction that is unequal for Class A, Class B and Class C (if appropriate) shares; the approval of a structural modification to the company that does not treat Class A and Class B shares identically in every respect; the delisting of any of the company’s shares from any stock exchange or secondary market, except by means of a public tender offer to delist the shares that offers the same consideration to Class A, Class B and Class C (if applicable) shares; the issue of Class C shares or any other class of preferential or privileged share that may be created in the future.

Separate voting by the different existing share classes will not be required in general meetings to pass a resolution in which pre-emptive rights, or other similar rights that may apply according to the law and these bylaws, are totally or partially excluded, simultaneously and identically for Class A, Class B and, if appropriate, Class C shares.

(B.5)                     Right of redemption of Class B shares

Holders of Class B shares will have the right to redeem their shares with the company in accordance with Article 501 of the Capital Companies Act in those cases in which a public tender offer is launched and completed for all of the voting shares in the company, after which the offeror, together with the people acting in collaboration with it, (i) directly or indirectly achieve a percentage of voting rights in the company equal to or greater than 30%, except when another person, individually or acting in collaboration with others, already holds a percentage of voting rights equal to or greater than the offeror following the public tender offer, or (ii) having achieved an interest of less than 30%, they appoint a number of directors that, combined with any other directors they may have previously appointed, if applicable, represent more than half of the members of the company’s board of directors, unless the holders of Class B shares had the right to participate in this offer and their shares would have been purchased in the same way and under the same terms and conditions —and in all cases for the same consideration— as the holders of Class A shares (each offer that fulfils the aforementioned characteristics shall be a “Redemption Event”) subject to what is established below for the case in which redemption requests exceed the limit defined in Article 500.1 of the Capital Companies Act.

Redemption procedure

In the event of a Redemption Event, for disclosure purposes and within a period of seven (7) calendar days from settlement of the offer, or the appointment by the offeror of the directors that, combined with those that it may have already appointed, if applicable, represent more than half of the members of the company’s board of directors, the company must publish an announcement in the Official Gazette of the Mercantile Register (BORME); in the Official Quotation Bulletins of the Spanish stock exchanges; on the company’s website;

and in a daily newspaper with extensive national coverage, notifying holders of Class B shares of the procedure for exercising their redemption right in relation to this offer.

Holders of Class B shares may exercise their redemption right within a period of two months from the date on which the last of the announcements referred to in the above paragraph is published, by notifying the company. The company must ensure that this communication regarding the exercising of this redemption right can be made via the systems established for such purposes by Sociedad de Gestión de los Sistemas de Registro, Compensación y Liquidación de Valores, S.A. (Iberclear).

The redemption price that must be immediately paid by the company for each redeemed Class B share, will be equal to the consideration paid in the offer to the holders of Class A shares, increasing the aforementioned amount by the legal interest rate from the date on which notification of the exercising of the redemption right occurred until the date on which the holder of the share that is exercising the redemption right is effectively paid. The company’s directors are authorized to pass the necessary resolutions and take the appropriate actions to fully and satisfactorily execute the redemption right contemplated in this section.

Once the redemption price has been paid, the company’s share capital will be reduced by the par value of the redeemed shares. The maximum amount of the capital reduction will be one quarter of the nominal amount of the share capital, pursuant to Article 500.1 of the Capital Companies Act. If the amount of the par value of the shares submitted for redemption exceeds this limit, the company shall give preference to requests from shareholders that only hold Class B shares and to those that may also be Class A shareholders but can demonstrate that they have not partially or totally accepted the public tender offer that gave rise to the Redemption Event. In this case, the company will reduce the share capital by accepting all the requests that must be given preference in proportion to the number of Class B shares that each shareholder has.

In relation to any non-monetary consideration paid in the offer, the euro value will be calculated based on its market value on the first settlement date of the offer and this valuation must be accompanied by a report from an independent expert appointed by the company from one of the internationally recognized prestigious audit firms.

Restrictions on dividend distributions until holders of redeemed shares are paid

The company may not pay any dividend or make any kind of distribution to its shareholders, regardless of whether these dividends or distributions are being settled in cash, shares in the company or in any of its subsidiaries, or in any other type of securities, assets or rights, from the moment that the tender offer is made until the redemption price (including, any interest if applicable) of the Class B shares being redeemed has been fully paid.

(C)                               Class C shares

Class C shares, with a par value of one euro cent (0.01) each (“Class C shares”, and together with the Voting Shares, the “shares”), confer on their holders the rights established by law and in these bylaws, with the following characteristics:

(C.1)                     Right to vote

Class C shares do not confer the right to vote.

(C.2)                     Preference dividend

2.1.                            Each Class C share will give its holder the right to receive an annual minimum preference dividend, from ordinary distributable profits, of one euro cent (€0.01) per Class C share (the “Preference Dividend”) when the Class C share exists at the end of the year in question.

2.2.                            The company is required to agree to the distribution of the Preference Dividend and to pay it to holders of Class C shares before paying any other dividend to holders of the Voting Shares, charged against distributable ordinary profits obtained by the company in each year.

2.3.                            The Preference Dividend corresponding to Class C shares must be paid within the nine (9) months following the end of the year. The aggregate amount of the Preference Dividend for Class C shares must not exceed the amount of the distributable profits obtained by the company in that year.

If the company has not obtained sufficient distributable profits in a year to fully pay the Preference Dividend for all existing Class C shares at the end of this year, the part of the aggregate amount of the Preference Dividend for Class C shares that exceeds the distributable profits obtained by the company during the year that constitutes the calculation period shall not be paid, nor shall it be accumulated as a dividend payable in the future.

2.4.                            Partial or total non-payment of the Preference Dividend due to a failure by the company to obtain sufficient distributable profits for full payment of the Preference Dividend corresponding to the year in question, shall not result in reinstatement of voting rights for Class C shares.

(C.3)                     Other dividends and distributions

Each Class C share grants its holder the right to receive, in addition to the Preference Dividend, the same dividend; the same amount from the proceeds of a dissolution; the same refunds from contributions in the event of a capital reduction; the same distribution of any type of reserves or share premium; and any other distribution as a Voting Share, all under the same terms that correspond to each Voting Share.

(C.4)                     Right of liquidation preference

4.1.                            Each Class C share grants its holder the right to receive an amount (the “Preference Liquidation Amount”) equivalent to the paid up value of the Class C share in the event that the company is wound up and liquidated.

4.2.                            The company shall pay the Preference Liquidation Amount to the Class C shares before settling any liquidation amount with holders of Voting Shares. With regards to the remaining liquidation amount that may correspond to them, holders of Class C shares will have the same rights as the Voting Shares.

(C.5)                     Right of redemption of Class C shares

Each Class C share gives its holder the right to redeem the share in accordance with the procedure established for the redemption event of Class B shares, in the event that a public tender offer (any offer that complies with the definition of a “Redemption Event”) is made and settled (fully or partially) for all or part of the company’s shares, unless the holders of Class C shares had the right to participate in this offer and their shares would have been acquired under this offer in the same way and under the same terms and, in all cases, for the same consideration as the holders of Class A shares.

Notwithstanding the above, the Class C shares redeemed as a result of a specific Redemption Event may not represent a percentage —in relation to the total number of Class C shares in circulation at the time that the public tender offer is made that gives rise to this Redemption Event— that is greater than the sum of the Class A shares and (if appropriate) the Class B shares (i) to which the offer that gives rise to this Redemption Event applies, (ii) that are owned by the offeror(s) in this offer, and (iii) that are owned by the persons acting in collaboration with the offeror(s) or the persons that have entered into an arrangement with the offeror(s) relating to the offer, in relation to the total number of Class A and (if applicable) Class B shares in circulation at the time that the public tender offer is made that gives rise to this Redemption Event.

In the event that, due to the application of the aforementioned limit, all of the Class C shares that are exercising their redemption right in this Redemption Event cannot be redeemed, the number of Class C shares to be redeemed for each Class C shareholder will be reduced in proportion to the number of Class C shares that have exercised the redemption right so that the aforementioned limit is not exceeded.

(C.6)                     Other rights

6.1                               Pre-emptive right

The pre-emptive rights and bonus allocation rights of Class C shares can only be exercised over Class C shares (or convertible or exchangeable debentures, warrants or other securities and instruments that grant rights to subscribe or acquire these shares) in accordance with the principle of proportionality between the number of shares represented by Class A, Class B (if previously issued) and Class C shares and the total number of shares in the company, as stated above in relation to Class A shares.

In capital increases charged against reserves or share premium, carried out by increasing the par value of the issued shares, Class C shares as a whole shall be entitled to an increase in their par value in the same proportion as the total par value of the Class C shares in circulation at the time that the capital increase resolution is implemented, in relation to the company’s share capital represented by Class A, Class B (if issued) and Class C shares issued and circulating at that time.

Nevertheless, the General Shareholders’ Meeting may agree to increase the share capital, charged against reserves, by solely issuing new Class C shares, provided that the majority of the shares in each of the different existing share classes vote in favor, in separate votes, and all share classes are treated equally at all times.

6.2                               Separate votes in the event of amendments to the bylaws or resolutions and other operations that may negatively affect Class C shares

Notwithstanding the provisions of Article 103 of the Capital Companies Act, amendments to the bylaws or resolutions that directly or indirectly have a detrimental or negative effect on the rights, preferences or privileges of Class C shares (including any amendment to the bylaws relating to Class C shares or any resolution that has a detrimental or negative impact on Class C shares compared to Class A and/or Class B shares, or that benefits or favorably affects Class A and/or Class B shares over Class C shares) will require the approval of the majority of the Class C shares in circulation at that time, in addition to their approval in accordance with these bylaws. This shall include, but is not limited to, the following: the elimination or modification of the condition contained in these bylaws regarding the principle of proportionality between the number of shares represented by the Class A, Class B (if issued) and Class C shares and the total number of company shares, in issues of new shares or securities or instruments that may give rise to the conversion, exchange or acquisition of the company’s shares or in any other way result in the right to receive the company’s shares; the partial or total exclusion of the pre-emptive right, and other similar rights applicable by law and under these bylaws, on an unequal basis for Class A and/or Class B and Class C shares; repurchases or acquisitions of treasury stock that unequally affect Class A and/or Class B shares in relation to Class C shares, in terms of their corresponding conditions, price or any other aspect, and that exceed those that would occur within the framework of ordinary treasury stock operations or give rise to the redemption of shares or a capital reduction that is unequal for Class A shares, Class B shares (if applicable) and Class C shares; the approval of a structural modification to the company that does not treat Class A and Class B shares (if applicable) identically in every aspect compared to Class C shares; the delisting of any of the company’s shares from any stock exchange or secondary market, except by means of a public tender offer to delist the shares that offers the same consideration to Class A, (Class B, if applicable) and Class C shares; the issue of any other class of preferential or privileged share that may be created in the future.

Notwithstanding the provisions of Article 293 of the Capital Companies Act, any company resolutions relating to capital increases in any format and via any means that lead to an initial issue of Class C shares will require the approval of the majority of the Class B shares in circulation at that time in addition to any approvals required by law and under Article 29 of these bylaws.

Article 9. Joint share ownership.

The company’s shares are indivisible. Consequently, co-owners of a share must appoint one owner to exercise the shareholder’s rights and who will be jointly and severally liable to the company for obligations that arise from the position of shareholder.

Article 10. Usufruct rights over shares.

In the event of a usufruct right over shares, the bare owner continues to be the shareholder although the holder of the usufruct will have the right in all cases to the dividends agreed by the company for the usufruct period. All other shareholder rights belong to the bare owner.

If the usufruct right is over shares that are not fully paid up, the bare owner shall be liable to the company for the pending contributions. Once payment has been made, the bare owner shall have the right to demand interest at the legal interest rate on the invested amount from the holder of the usufruct up to the amount of the earnings. If this requirement has not been fulfilled, the holder of the usufruct may pay this amount five days prior to the due date and claim this payment from the bare owner at the end of the usufruct period.

Article 11. Pledged shares.

The owner of the pledged shares may exercise the shareholder’s rights, while the pledgee must allow these rights to be exercised, presenting the shares to the company when required. If the owner of the shares does not pay any pending contributions, the pledgee may pay these amounts instead or proceed to enforce the pledge.

Article 12. Pending shareholder contributions.

Shareholders must provide the company with their proportion of pending capital in the form, quantity and within the time frame agreed by the General Shareholders’ Meeting or, if appropriate, as delegated to the board of directors.

If shareholders fail to pay the contributions requested by the General Shareholders’ Meeting, the company may adopt any of the following decisions, at its discretion:

(a)                       Initiate legal proceedings to enforce the obligation, plus any legal interest and, if appropriate, any damages or losses caused by late payment.

(b)                       Take enforced collection action against the shareholder’s assets in order to settle the unpaid capital and interest. The enforcement order may proceed on the basis of a certificate issued by the company accrediting the shareholder as a debtor and with a resolution from the board of directors to enforce demands for pending contributions.

(c)                        Sell the shares, with the intervention of an official witness, on behalf of and at the expense of the shareholder in default, replacing the original share certificate with a duplicate. If, for any reason, the sale cannot be executed, the company’s contract with the shareholder in default shall be terminated and the shares will be annulled with the corresponding capital reduction. Any amounts already received by the company for the shares shall revert to the company.

Article 13. Assignments of shares.

Recipients of assigned shares that are not fully paid up shall be jointly and severally liable, together with all preceding assignors (at the discretion of the board of directors), for payment of called but pending contributions. Assignors shall be liable for three years from the date of the assignment.

Article 14. Share transfers

The shares are fully transferable, without restriction, by any means allowed by law.

Article 15. Acquisition of treasury stock.

The company may purchase treasury stock in the cases and with the restrictions and requirements established under Part XIV, Chapter IV (Article 509) of the Capital Companies Act.

Article 16. Capital increases.

Notwithstanding the provisions of the above Article 8 of these bylaws:

(a)                       The share capital may be increased by agreement of the General Shareholders’ Meeting under the requirements established by law, in accordance with the different legally permissible methods. An increase may be carried out by issuing new shares or by increasing the par value of existing shares. The amount of the increase may be realized through monetary or non-monetary contributions to the company’s equity, including the offsetting loans with the company or by converting reserves into share capital. The increase may be carried out with a proportion charged to new contributions and another against reserves.

(b)                       Unless the resolution expressly states to the contrary, if a capital increase is not fully subscribed within the time frame established for that purpose, the share capital will only be increased by the amount of subscriptions made.

(c)                        The General Shareholders’ Meeting, with the requirements established for amending the bylaws and within the limits and conditions established by law, may authorize the board of directors, with the authority to sub-delegate if applicable, to increase the share capital once or several times. When the General Shareholders’ Meeting delegates this power to the board of directors, it may also grant the power to exclude pre-emptive subscription rights with regards to issues of shares subject to the delegation, under the terms and with the requirements established by law.

(d)                       The General Shareholders’ Meeting may also authorize the board of directors, with the authority to sub-delegate if applicable, to execute the previously adopted resolution to increase the share capital, within the time frames established bylaw, and to indicate the date or dates of its execution and determine the conditions of the increase for any aspects not defined by the General Shareholders’ Meeting. The board of directors may use this delegation of authority partially or fully, or even abstain from executing it depending on the conditions in the market or in the company itself or due to some fact or event of particular relevance that justifies its decision, informing the first General Shareholders’ Meeting that is held following the end of the period for executing the resolution, of its decision.

Article 17. Capital reductions.

Notwithstanding the provisions of the above Article 8 of these bylaws:

(a)                       A capital reduction may take place by decreasing the par value of the shares, redeeming shares or grouping them in order to exchange them. In all cases, the purpose of a reduction should be to return contributions, cancel pending contributions, create or increase reserves or to re-establish a balance between the company’s share capital and its assets, which may have diminished due to losses, or a combination of the aforementioned reasons.

(b)                       In the event of a capital reduction by returning shareholder contributions, shareholders may be partially or totally paid in accordance with the second paragraph of Article 49 below.

Part III.

Bonds and Debentures

Article 18.                                         Issues of debentures, including convertible and/or exchangeable debentures, and other marketable securities

The company may issue debentures under the terms and conditions established by law.

The company may issue convertible and/or exchangeable debentures with a fixed (determined or determinable) or variable conversion or exchange ratio.

The company may issue promissory notes, warrants, preferred participating securities or other marketable securities other than those established in the previous sections.

The General Shareholders’ Meeting, under the terms defined by law, may authorize the board of directors to issue simple or convertible and/or exchangeable debentures, warrants or other marketable securities defined in the previous sections, including the power to exclude pre-emptive subscription rights, if applicable. The board of directors may use this delegated power once or several times during a maximum period of five (5) years.

The General Shareholders’ Meeting may also authorize the board of directors to determine the appropriate time to carry out the agreed issue and to set any other conditions not defined by the Shareholders’ Meeting. The company may also guarantee any securities issued by its subsidiaries.

Part IV.

Administration of the Company

Article 19. Administrative bodies.

The company shall be governed and administered by the General Shareholders’ Meeting and a board of directors.

Section One. General Shareholders’ Meetings

Article 20. General Shareholders’ Meetings.

The General Shareholders’ Meeting, legally constituted, represents all shareholders and exercises all of the rights that correspond to the company.

Its resolutions, adopted in accordance with these bylaws, are binding on all shareholders, including those that vote against resolutions, those absent or those that cast a blank vote.

The General Shareholders’ Meeting will be responsible for discussing and agreeing the following subjects:

(a)                       Approval of the annual financial statements, the appropriation of earnings and approval of the management of the company.

(b)                       The appointment and dismissal of directors, administrators and, if appropriate, the accounts auditors, as well as bringing any shareholder derivative actions against any of these persons.

(c)                        Amendments of these bylaws.

(d)                       Approval and amendments of the Regulations of the General Shareholders’ Meeting.

(e)                        Capital increases or reductions.

(f)                         Exclusions or restrictions of pre-emptive rights.

(g)                        The acquisition or divestment of essential assets or their contribution to another company. Essential assets are defined as those in which the amount of the transaction exceeds 25% of the value of the assets that appear in the latest approved balance sheet.

(h)                       The transformation, merger, split or full assignment of assets and liabilities, as well as transferring the company’s registered address abroad.

(i)                           Liquidation of the company.

(j)                          Approval of the final liquidation balance sheet.

(k)                       The transfer of essential activities carried out by the company, to subsidiary entities, even though the company retains full control over them. Activities and operating assets shall be defined as essential when the volume of the transaction exceeds 25% of the total assets on the balance sheet.

(l)                           Operations that are equivalent to winding up the company.

(m)                   The directors’ remuneration policy.

The General Shareholders’ Meeting shall also decide on any matter that is put to it by the board of directors, or by shareholders in the cases established by law, or those that are attributed to it by law and these bylaws, and in accordance with the law, these bylaws and its Regulations.

The General Shareholders’ Meeting may not issue instructions to the board of directors nor require decisions or resolutions adopted by the board regarding management issues to be subject to its authorization.

Article 21. Types and frequency of general meetings.

General Shareholders’ Meetings may be ordinary or extraordinary.

The Ordinary General Shareholders’ Meeting shall be held, once called by the board of directors, within the first six months of each financial year, in order to review the management of the company; to approve the financial statements for the previous year, if applicable; and to decide on the appropriation of earnings.

Nevertheless, although the General Shareholders’ Meeting may have been called as an ordinary meeting, it may also discuss and decide on any matter within its area of competence that has been included in the notice of the meeting and complies with current legislation.

Shareholders that represent at least three percent of the share capital or three percent of the shares with the right to vote may request publication of a supplementary notice to the Ordinary General Shareholders’ Meeting, to include one or more items on the agenda, provided that the new items are accompanied by a justification or, if appropriate, a duly justified proposed resolution. Under no circumstances may this right be exercised in relation to Extraordinary General Shareholders’ Meetings.

Similarly, shareholders that represent at least three percent of the share capital or three percent of the shares with the right to vote may submit justified proposals for resolutions regarding subjects already included or which must be included on the agenda of the called meeting.

The rights described in the two preceding paragraphs may only be exercised by reliably notifying the company at its registered address during the five days following publication of the notice of the meeting.

Supplementary notices and justified proposals of resolutions must be published at least fifteen days prior to the date set for the General Shareholders’ Meeting via the same means used to publish the original notice of the Meeting.

Article 22. Universal General Meeting.

Notwithstanding the above, the General Shareholders’ Meeting shall be deemed to have been called and validly convened for the purpose of discussing any issue, when all of the share capital is present or represented and those attending unanimously agree to hold a meeting and its agenda.

Article 23. Extraordinary General Shareholders’ Meetings.

All other meetings shall be classified as Extraordinary General Shareholders’ Meetings.

Article 24. Calling of meetings.

General Shareholders’ Meetings must be called by the board of directors, or by the company’s administrators, if applicable.

The board of directors may call a General Shareholders’ Meeting whenever it deems it to be in the company’s interests, and when the shareholders are required to meet to hold an Ordinary General Shareholders’ Meeting, as well as when requested by shareholders that represent at least three percent of the share capital or the total number of shares with voting rights, issued and in circulation.

General Shareholders’ Meetings shall be called by publishing an announcement in the Official Gazette of the Mercantile Register, in the website of the Spanish National Securities Market Commission and on the company’s website with the corresponding requirements, at least one month prior to the date of the meeting, notwithstanding the provisions of the following section of this Article and cases in which the law requires a longer notice period.

When the company offers shareholders the possibility to vote via electronic means, made available to all shareholders, Extraordinary General Shareholders’ Meetings may be called with a minimum notice period of 15 days, provided this has been agreed in advance by the Ordinary General Shareholders’ Meeting under the corresponding terms of the regulations applicable to the company.

The announcement shall state the date of the meeting at first call, and all of the matters to be discussed and any other issues that, if applicable, must be included in the announcement pursuant to the Regulations of the General Shareholders’ Meeting. It may also state the date on which, if appropriate, the meeting is to take place at second call. A minimum period of twenty four hours must exist between the first and second call of the meeting.

In the event of an Ordinary General Shareholders’ Meeting and in the other cases established by law, the announcement must include the corresponding text regarding the right to examine the documents that are to be subject to the approval of the meeting, at the company’s registered address, and to obtain these documents immediately and free of charge, including the legally required report(s).

If the duly called General Shareholders’ Meeting is not held at first call, and the date of the meeting at second call was not stated in the announcement, the details of the second call must be announced, with the same agenda and with the same publication requirements as the first call, within fifteen days following the date of the failed meeting and at least 10 days prior to the holding of the meeting at second call.

Shareholders that represent one percent of the share capital or one percent of the shares with the right to vote may request the presence of a notary public to take the minutes of the General Shareholders’ Meeting.

The shareholders that represent three percent of the company’s share capital or three percent of the shares with the right to vote may call a General Shareholders’ Meeting to decide on whether to take shareholder derivative actions against the directors, although they may take shareholder derivative actions without a resolution from the Meeting or act in opposition to a resolution, as well as oppose any compromise or waive the right to exercise a shareholder derivative action.

Article 25. Singular notice of meeting.

In the absence of the required notice of meeting, the shareholders may request the judge of the Mercantile Court of Seville to apply the provisions of Article 169 of the Capital Companies Act, following consultation of the board of directors and the issue being recorded in the meeting’s minutes.

Article 26. Right to information.

From publication of the announcement of the General Shareholders’ Meeting until five days prior to the date of the meeting, shareholders may request any information or clarifications that they deem appropriate, from the directors, or submit the questions they believe to be relevant within the scope established by law, in writing.

Directors must provide the requested information in the legally established form and time frames.

The shareholders’ right to information recognized in Articles 197 and 520 of the Capital Companies Act may be denied by the chairman of the board of directors if the request is submitted by shareholders that represent less than twenty five percent of the paid-up capital, or twenty five percent of the shares with the right to vote if this percentage represents a lower number of shares with the right to vote and, in the chairman’s opinion, publication of this information is unnecessary to uphold the shareholder’s rights, or if there are objective reasons to believe that the information could be used for purposes not related to the company or that its publication may damage the company or its related companies.

When all of the shares are registered shares, the board of directors may, in those cases permitted by law, replace the legally established publications with a single written communication to each shareholder or interested party, in accordance with the applicable legislation at all times.

Article 27. Quorum for attendance and voting.

The General Shareholders’ Meeting shall be validly constituted at first call when the shareholders that are present or represented hold at least twenty five percent of the issued share capital with the right to vote.

The meeting will be validly constituted at second call regardless of the amount of capital present or represented.

Resolutions shall be adopted by a simple majority of the votes of the shareholders present or represented at the meeting, with resolutions being adopted when more votes by the capital present or represented are obtained in favor than against the resolution. Resolutions relating to the matters referred to in Article 29 shall be subject to the conditions described therein.

Article 28. Constitution and quorum of extraordinary shareholders’ meetings.

Extraordinary General Shareholders’ Meetings will be held when they are called by the board of directors, provided that the board believes it is in the company’s interests, or when it is requested by a number of shareholders that own at least three percent of the share capital or three percent of the shares with the right to vote, who must state the points to be discussed by the meeting in their request.

In this case, the Meeting must be called for a date within two months following the date on which the directors would have been required by a notary public to call it. The directors shall prepare the agenda, including the points included in the request.

The Extraordinary General Shareholders’ Meeting shall be validly constituted at first call when the shareholders that are present or represented hold at least twenty five percent of the issued share capital with the right to vote.

The meeting will be validly constituted at second call regardless of the amount of capital present or represented.

Article 29. Special quorum.

For an ordinary or extraordinary Shareholders’ Meeting to validly agree to a capital increase or reduction and any other amendment to the company’s bylaws; to issue debentures; to suppress or limit the pre-emptive acquisition rights of new shares; as well as to transform, merge, split or fully assign assets and liabilities; and to transfer the company’s registered address abroad, shareholders that represent at least fifty percent of the issued share capital with the right to vote must be present or represented at the meeting at first call. This percentage is reduced to twenty five percent of the issued capital when the meeting is held at second call.

To pass the resolutions referred to in this article, if the share capital that is present or represented exceeds fifty percent, a resolution can be passed by an absolute majority. However, when the shareholders that are present or represented represent twenty five percent or more of the issued capital with the right to vote, but less than fifty percent, at a meeting held at second call, two thirds of the capital present or represented at the meeting must vote in favor of a resolution in order to pass it.

Article 30. Attendance.

Shareholders must hold a minimum of three hundred and seventy five (375) shares, whether Class A or Class B, to have the right to attend Shareholders’ Meetings.

To exercise the right of attendance, shareholders’ shares must be registered in their name in the corresponding book entry system five days prior to the date of the General Shareholders’ Meeting. This situation must be accredited by the corresponding attendance card, which will indicate the number, class and series of shares owned, as well as the number of votes that can be cast; or by a certificate of authentication; or another valid means of accreditation that is accepted by the company.

Shareholders with the right to attend may cast their vote remotely with regards to the proposed resolutions relating to the items on the agenda of any type of General Shareholders’ Meeting by postal or electronic correspondence or via any means of remote communication that duly guarantees the identity of the shareholder exercising the right to vote that may be established by the board of directors, as appropriate, for the purposes of each General Shareholders’ Meeting, in accordance with the Regulations of the General Shareholders’ Meeting.

Votes that are cast remotely will only be valid when they are received by the company prior to the twenty four hours of the day immediately preceding the date of the Meeting at first or second call or when, as agreed by a resolution adopted by the company’s board of directors for such purposes, the company offers shareholders the possibility to attend the General Shareholders’ Meeting and to execute their right to vote via online means, which enables them to connect to the venue(s) where the General Shareholders’ Meeting is being held, in real time. Shareholders must be informed of this possibility when the announcement of the holding of the General Shareholders’ Meeting is published. In any other cases, the vote will be considered as not cast.

The board of directors, in accordance with the Regulations of the General Shareholders’ Meeting, may implement the aforementioned conditions by establishing the relevant and state-of-the-art rules, means and procedures in order to implement the voting process and enabling remote representation via communications systems, adapting them to the corresponding regulations that may be applicable in such case. The implementing regulations that may be adopted in accordance with this section shall be published on the company’s website.

A shareholder’s presence at a General Shareholders’ Meeting, or the presence of the shareholder’s proxy, shall effectively annul any vote cast by postal or electronic correspondence or via other remote means of communication.

Article 31. Representation.

All shareholders that have the right to attend the General Shareholders’ Meeting may be represented by another person, even if this person is not a shareholder, and therefore benefit from the right of attendance.

In all cases, representations must be conferred specifically for each meeting, in writing or via the following remote means of communication:

(i)         By means of postal correspondence, sending the company the duly signed and completed attendance card and vote issued by the entity(s) responsible for maintaining the book entry system, or via any other written means that the board of directors allows as duly accrediting the granted proxy and the identity of the represented shareholder, by virtue of a resolution previously adopted for such purposes and duly published.

(ii)        By electronic means or other remote means of communication that the board of directors may establish, if applicable, at the time of calling each General Shareholders’ Meeting, provided that the document that grants the proxy includes the mechanisms that the board of directors considers suitable for ensuring adequate guarantees of authenticity of the granted representation and the identity of the represented shareholder, in accordance with a resolution previously adopted for such purposes and duly published.

Proxies granted by any of the aforementioned remote means of communication must be received by the company prior to the 24 hours of the day immediately preceding the date of the General Shareholders’ Meeting at first or second call or within, as appropriate, a different period of time that may be defined by the company’s board of directors and will be published at the time of the notice of the General Shareholders’ Meeting, in accordance with a resolution previously adopted for such purpose.

The board of directors shall be authorized to implement the aforementioned conditions and to establish the relevant and state-of-the-art rules, measures and procedures in order to implement the process of granting proxies via electronic means, adapting them to the legal regulations that govern this system, the provisions of these bylaws and the Regulations of the General Shareholders’ Meeting of the company, as applicable. These means and procedures shall be published on the company’s corporate website, as applicable.

Representation may also be extended to items not included on the agenda but which may be discussed by the General Shareholders’ Meeting in accordance with the law, in which the proxy-holder shall vote in the way that it deems to be most favorable to the interests of the represented party.

If the proxy is not accompanied by instructions to exercise the right to vote or if there are doubts about the intended representative or the scope of the proxy, unless the shareholder expressly indicates to the contrary, the delegated powers:

(i)                           Shall be granted in favor of the chairman of the board of directors;

(ii)                        Shall cover all of the items on the agenda of the notice of the General Shareholders’ Meeting;

(iii)       Shall include a vote in favor of all of the proposed resolutions put forward by the board of directors that are items on the agenda for the meeting; and

(iv)       Shall also apply to any items not included on the agenda of the notice of the meeting that may be discussed by the General Shareholders’ Meeting, according to law.

Prior to being appointed, the proxy-holder must inform the shareholder in detail about the existence of any conflicts of interest. If a conflict arises after the appointment has been made and the represented shareholder has not been notified of its potential existence, the proxy-holder must inform the shareholder immediately. In both cases, if new specific voting instructions have not been received for each of the matters on which the proxy-holder must vote on behalf of the shareholder, the proxy-holder must abstain from voting.

Legal persons, minors and those lacking the legal capacity may attend the General Shareholders’ Meeting via their legal representatives, who must accredit their representation to the chairman of the Meeting, all without prejudice to family representation and the granting of general powers of attorney, regulated by Article 187 of the Capital Companies Act.

Article 32. Place of meeting and extension

General Shareholders’ Meetings shall be held in Seville on the day indicated in the notice of the meeting. These sessions of the Meeting may be extended over one or more consecutive days.

An extension may be agreed at the proposal of the board of directors or at the request of shareholders that represent at least twenty five percent of the share capital that is present or represented at the meeting, or twenty five percent of the shares with the right to vote.

A list of attendees will be drafted in order to constitute the meeting, in accordance with the Capital Companies Act.

Article 33. Chairman and secretary of the shareholders’ meeting.

The chairman or the vice-chairman of the board of directors shall act as chairman of the General Shareholders’ Meeting, as agreed by the board of directors, and the secretary shall be the secretary of the board. In the absence of the chairman and vice-chairman, the meeting shall be chaired by the shareholder appointed by the General Shareholder’s Meeting itself. In the absence of the official secretary, the role will be performed by the person appointed by the meeting, as proposed by the chairman.

The chairman of the General Shareholders’ Meeting shall chair the meeting and the discussions, controlling who may speak, determining the duration of the successive speakers and resolving any statutory doubts that may arise, by requesting (or not) the opinion of the board’s legal adviser.

Article 34. Book of minutes.

The matters discussed and the resolutions adopted by General Shareholders’ Meetings shall be recorded in a book of minutes, which may consist of loose leaf sheets previously stamped by the mercantile register, which must record the circumstances and requirements defined by the Capital Companies Act and the Regulations of the Mercantile Register, as a minimum. The minutes shall be signed in accordance with Articles 202 and 203 of the Capital Companies Act.

Article 35. Certificates of resolutions.

The resolutions passed by General Shareholders’ Meetings and meetings of the board of directors, which are recorded in the book of minutes, shall be accredited by means of the appropriate certificates drafted in accordance with the law and Section 3 of Chapter 3 of Part II and other provisions of the Regulations of the Mercantile Register.

Article 36. Publication.

Shareholders may request a certificate of the resolutions of the General Shareholders’ Meeting at any time.

The resolutions of the General Shareholders’ Meeting and of the board of directors, attested by a notary public, shall be filed with the mercantile register, to be recorded and registered within the timeframes indicated by current regulations.

Article 37. Objections.

Resolutions of General Shareholders’ Meetings and, if applicable, of meetings of the board of directors, that conflict with these bylaws or are detrimental to the interests of the company, may be challenged in accordance with the Capital Companies Act.

Section Two. The Board of Directors

Article 38. Governing body.

The board of directors, as the permanent governing body of the company, directs, governs and manages the company, with full authority to make decisions regarding its functioning, with the exception of those powers attributed to the General Shareholders’ Meeting by these bylaws or by law.

Article 39. Composition.

The board of directors shall comprise a minimum of three and a maximum of sixteen members, elected by the General Shareholders’ Meeting.

The following requirements apply to appointments of directors:

1.                            They must not be affected by any of the legally established grounds for incompatibility or prohibition.

2.                            They must not have interests that conflict or compete technically, commercially or financially with the company’s activities. This prohibition also applies to representatives of entities in which any of the above circumstances arise.

Members of the Board shall be appointed for a period of four years, and may be re-elected once or several times for periods of equal duration. These appointments shall end when the Ordinary General Shareholders’ Meeting following the end of this term has been held.

Directors may resign their office. In the event of vacancies that arise in between renewal dates, the board may appoint people to these positions subject to the same aforementioned requirements, until the next Ordinary General Shareholders’ Meeting is held. Exceptionally, in the event that the vacancy arises after the Ordinary General Shareholders’ Meeting has been called but prior to being held, the board of directors may appoint a director until the following Ordinary General Shareholders’ Meeting takes place.

Directors shall cease to hold the role at the end of their mandate; or due to death or resignation; or by agreement of the General Shareholders’ Meeting in the event of incapacity or dismissal.

The position of director is remunerated. Directors’ remuneration shall consist of all or some of the following concepts, for a total combined amount that shall be agreed by the General Shareholders’ Meeting, pursuant to the directors’ remuneration policy and conditional, when required by law, on the prior approval of the General Shareholders’ Meeting:

(a)                       A fixed fee

(b)                       Expenses for attendance

(c)                        A share of the profits, under the terms established in Article 48, Paragraph 2, of the company’s bylaws.

(d)                       Variable remuneration based on general benchmark indicators or parameters

(e)                        Remuneration via the provision of shares or share options or amounts that are linked to the company’s share price

(f)                         Severance payments, provided that the director is not relieved of office on grounds if failing to fulfil the responsibilities attributable to him/her, and

(g)                        Savings or pension systems considered to be appropriate.

Notwithstanding the obligations applicable to directors’ remuneration policies under current legislation at any given time, this amount shall remain fixed until the General Shareholders’ Meeting agrees to change it.

The specific amount to be paid for the above concepts for each director, including the payment method, shall be determined by the board of directors. This calculation shall take into account the role performed by each director on the main board, as well as membership and attendance of its various sub-committees.

Expenses incurred by directors in performing the activities entrusted to them by the board of directors shall be reimbursed.

The rights and responsibilities resulting from being a member of the board of directors shall be compatible with any other rights, obligations and compensation that may apply to the director for any other duties, including executive functions, which the director may perform in the company, as applicable. Directors’ remuneration for performing executive functions, which is set by the company’s board of directors and conditional upon the prior approval of the General Shareholders’ Meeting, if applicable, may include but is not limited to any of the concepts indicated in the above points (a) to (g).

Directors’ remuneration for performing executive functions shall be included in the contracts that they must sign with the company in accordance with Article 40 below.

Article 40. Delegation of powers by the board of directors.

Notwithstanding powers of attorney that may be granted to a particular person, the board of directors may appoint its members to be Chief Executive Officer (CEO) or to sit on one or several executive committees, defining the content, limits and formats of this delegation of powers.

The permanent delegation of powers of the board of directors to an executive committee or to the Chief Executive Officer and the appointment of directors to hold such positions, must be supported by a favorable vote by two thirds of the members of the board and shall not take effect until the resolution is registered in the mercantile register.

When a member of the board of directors is appointed as the CEO or when executive functions are attributed to a director by virtue of another title, a contract must be signed between this person and the company, which must be previously approved by the board of directors with a favorable vote from two thirds of its members, and which must comply with the remuneration policy approved by the General Shareholders’ Meeting. The director in question must abstain from participating in the corresponding discussions and vote. The contract must describe all the concepts used to remunerate the performance of the director’s executive functions. The director may not receive any remuneration for performing executive functions unless the amounts payable and the corresponding concepts are detailed in this contract.

Article 41. Positions of the Board.

In the event of a vacancy, upon receipt of a report from the Appointments and Remuneration Committee, the directors meeting as the board of directors shall elect a chairman from among its members, who shall have the casting vote in the event of a tie. They shall also elect one or several vice-chairman, who may temporarily substitute the chairman of the board in the event that the chairman’s position is vacant or the chairman is absent, ill or unable to attend. In the event that there is more than one vice-chairman of the board of directors, the vice-chairmen will be appointed as first vice-chairman, second vice-chairman, and so on, and shall substitute the chairman of the board in this order.

The position of chairman of the board of directors may be held by an executive director. In such a case, this appointment shall require a favorable vote by two thirds of the members of the board.

In the event that the chairman of the board is also an executive director, the board of directors, with the abstention of the executive directors, must appoint a lead director from among the independent directors, who shall have special authority to call meetings of the board or to include new items on the agenda of meetings that have already been called; coordinate and hold meetings of the non-executive directors; and direct, if applicable, the regular appraisal of the chairman of the board.

The board must also appoint a secretary, upon receipt of the report from the Appointments and Remuneration Committee, and optionally, one or more vice-secretaries, who if appointed, shall assist the secretary of the board in performing his/her duties and shall temporarily substitute the secretary in the event of a vacancy, absence, illness or an inability to attend. In the event that more than one vice-secretary exists, they will be appointed as first vice-secretary, second vice-secretary, and so on, and shall substitute the secretary of the board in this order.

The positions of secretary and vice-secretary of the board of directors may be held by non-directors.

Article 42. Constitution of the board.

The board of directors shall be validly constituted to discuss and make decisions on any matter when half of its members, plus one other member, are present or represented at the session.

Members of the board of directors may only delegate their representation to another member of the board. In the case of non-executive directors, they may only be represented by another non-executive member of the board.

Representation must be conferred in writing and specifically issued for each meeting, informing the chairman of the board.

The board of directors shall meet as many times as necessary to correctly perform its duties and at least once every quarter and on the occasions established in the Regulations of the Board of Directors. Meetings of the board of directors shall be called by the chairman, or in the event of his death, absence, incapacity or inability to do so, meetings may be called by the vice-chairman whenever deemed necessary or appropriate.

If the chairman of the board does not call a meeting within one month of being requested to do so, without just cause, a meeting may also be called by one third of the directors, stating the agenda for the meeting, to be held in the town or city where the company has its registered address.

The notice of the meeting, which must always include the agenda and all of the information to be discussed, shall be sent by any means that enables it to be received by every member of the board that appears in the company’s records, at least four days prior to the intended date of the meeting or with a shorter notice period in the event of urgent meetings.

A notice of meeting shall not be required if all of the members of the board have been invited to the next meeting at the previous session.

The board of directors shall be validly constituted without the need for a notice of meeting if all of its members, present or represented, unanimously agree to a meeting being held and the items to be discussed on the agenda.

The board of directors shall meet at the company’s registered address unless another meeting place is indicated in the notice of the meeting.

Notwithstanding the above, meetings of the board of directors may be held in multiple locations, connected by systems that enable those attending to be recognized and identified, permanent communication between those attending regardless of their physical location, as well as the voting process to be carried out, all in real time. Those present at any of these locations shall be considered, for all purposes, to be attending the same single meeting. The meeting shall be deemed to be held where the majority of the directors are physically located, and in the event of a tie, it shall be where the chairman of the board is located or, in the chairman’s absence, the person chairing the meeting.

Furthermore, if no director objects, the board of directors may vote in writing and without holding a meeting. In this case, directors may send their votes and the points that they wish to record in the minutes via any means that enables them to be received, to the secretary of the board, or to the person that assumes the secretary’s functions, as appropriate. The resolutions adopted by this procedure shall be duly recorded as minutes in accordance with the law.

Agreements and resolutions shall be adopted by an absolute majority of the directors present or represented at the meeting, unless established to the contrary by law or these bylaws.

Article 43. Liability.

Directors are required to perform their duties with the diligence and assuming the liabilities established under current regulations applicable at any given time.

Article 44. Duties and powers of the board of directors

The board of directors has the broadest powers possible for managing the company’s interests, under the rules established by law and these bylaws, representing the company in law and otherwise, in all matters relating to its corporate purpose, holding all powers that are not expressly reserved for the General Shareholders’ Meeting.

Therefore, the company’s board of directors, holding the most extensive powers possible, shall be fully responsible for making decisions regarding the matters indicated below, which under no circumstances should be interpreted as an exhaustive list:

(a)                       Supervision of the effective functioning of the committees that it may have created, and of the actions of the delegated bodies and of the managers that it may have appointed.

(b)                       Determination of the company’s general policies and strategies.

(c)                        Authorization or waiving of the obligations derived from the directors’ duty of loyalty in unique cases, when applicable under the Capital Companies Act.

(d)                       Preparation of the financial statements and their presentation to the General Shareholders’ Meeting.

(e)                        Preparation of any type of report that the board of directors is required to prepare by law, provided that the report in question cannot be delegated.

(f)                         Appointment and dismissal of the company’s chief executive officer(s), as well as determining the conditions of his/her contract.

(g)                        Appointment and dismissal of the managers that report directly to the board, or of any of its members, as well as establishing the basic conditions of their contracts, including their remuneration.

(h)                       Decisions relating to the remuneration of directors, within the statutory framework, and in accordance with the remuneration policy approved by the General Shareholders’ Meeting, if applicable.

(i)                           The notice of the meeting of the General Shareholders’ Meeting, preparing the agenda and the proposed resolutions.

(j)                          The policy relating to treasury stock.

(k)                       Approval of the strategic or business plan, the management objectives and annual budget, the investment and financing policy, the corporate social responsibility policy and the dividend policy.

(l)                           Definition of the risk management and control policy, including tax risks, and supervision of the company’s internal reporting and control systems.

(m)                   Definition of the corporate governance policy of the company and of the group to which it is the parent company; its organization and functioning; and in particular approval and modification of its regulations.

(n)                       Approval of the financial information that the company must periodically publish as a listed company.

(o)                       Definition of the structure of the corporate group of which the company is the parent.

(p)                       Approval of investments or operations of any type considered as strategic, or that have special tax risk, due to their significant value or special characteristics, except when this approval is the responsibility of the General Shareholders’ Meeting.

(q)                       Approval to create or acquire shareholdings in special purpose entities or entities registered in countries or territories considered as tax havens, as well as any other similar transactions or operations that, due to their complexity, could reduce the transparency of the company and its group.

(r)                          Approval of transactions that the company or companies in its group carry out with directors or shareholders that individually or in collaboration with others have a significant shareholding, including shareholders represented by the board of directors of the company or of other companies that form part of the same group, or with persons associated with them. The directors that are affected, or that represent or are associated with the affected shareholders, must abstain from taking part in the discussion and voting of the resolution in question. The only transactions that shall be exempt from this approval shall be those that simultaneously fulfil the following three conditions:

(i)         They are carried out by virtue of agreements with standardized conditions that are applied in a general way to a large number of clients.

(ii)        They are carried out at rates or prices that, in general, are established by the person acting as the supplier of the good or service.

(iii)       The amount of the transaction does not exceed one percent of the company’s annual revenues.

(s)                         Definition of the company’s tax strategy.

(t)                          The powers that the General Shareholders’ Meeting may have delegated to the board of directors, unless expressly authorized by the Meeting to sub-delegate them.

The General Shareholders’ Meeting shall also decide on any matter within its area of competence in accordance with the law and these bylaws, and pursuant to the aforementioned points and its Regulations.

When urgent situations arise, that are duly justified, decisions corresponding to the aforementioned matters may be taken by the delegated bodies or persons, which must then be ratified in the first meeting of the board of directors that is held after these decisions are made.

Article 44 bis. Committees of the Board of Directors.

1.                            The board of directors may create committees with delegated powers, or other kinds of committees, and appoint the people that will sit on these committees from among the board’s members, according to its own forecasts or legally established requirements. It may therefore define the regulations or internal rules that govern their functions and scope of application, composition, functioning, etc.

2.                            The board of directors is required to create and maintain a permanent Audit Committee, which shall be governed by the following provisions:

(a)                       The Audit Committee shall always consist of a minimum of three directors, appointed by the board, all of which must be external directors. At least two of the members of the Audit Committee must be independent directors and at least one of them shall be appointed due to their knowledge and experience in relation to accountancy, audit or both these areas. The board of directors shall also appoint the chairman of the committee from among the independent directors that form part of it. The position of secretary of the Audit Committee shall be held by the secretary of the board of directors or by the person that is appointed to this role by the board, as appropriate.

(b)                       The directors that form part of the Audit Committee shall only perform this role while they remain directors of the company’s board, unless the board of directors agrees otherwise. The renewal, re-election and dismissal of directors that sit on the Audit Committee shall be decided by the board of directors. The position of chairman of the Audit Committee shall be held for a maximum period of four years. Previous chairmen of the committee may not be re-elected until a period of one year has passed from the end of their previous mandate, notwithstanding their continuity or re-election as an ordinary member of the Committee.

(c)                        Notwithstanding any other roles that may be assigned to the Committee by the board of directors at any given time, and by virtue of the current regulations, the Audit Committee shall perform the following functions in all cases:

(i)                          Inform the General Shareholders’ Meeting about issues that arise in relation to matters in the Committee’s area of competence.

(ii)                       Supervise the effectiveness of the company’s internal control, internal audit and risk management systems, including the tax systems, as well as discussing with the accounts auditor any significant weaknesses in the internal control system detected during the course of the audit.

(iii)                    Supervise the process of preparing and presenting the obligatory financial information.

(iv)                   Make proposals to the board of directors to select, appoint, re-elect and replace the external auditor, as well as the conditions for engaging the auditor, including regularly reviewing information relating to the audit plan and its execution with the auditor, as well as ensuring its independence in the performance of its duties.

(v)                      Establish appropriate relations with the external auditor in order to receive information about any issues that may threaten its independence, so that these may be examined by the Audit Committee, and any other matters related to the process of auditing the accounts, as well as any other communications required under accounts auditing legislation and audit regulations. The Committee must always receive the external auditor’s annual declaration of independence in relation to the entity(s) directly or indirectly associated with it, as well as information about any type of additional services provided by it and the corresponding fees received by the external auditor from these entities or by the persons or entities associated with it, in accordance with accounts auditing legislation.

(vi)                   Annually issue, prior to issuance of the audit report of the financial statements, a report expressing an opinion about the independence of the accounts auditor. This report must contain, in all cases, an assessment of the provision of the additional services referred to in the above point (v), considered both individually and collectively, other than the statutory audit services, and in relation to the system of independence or the regulating audit legislation.

(vii)                Inform the board of directors, in advance, about all of the issues required by law, the company’s bylaws and the Regulations of the Board of Directors, and in particular:

•                                The financial information that the company must periodically publish

•                                The creation or acquisition of shareholdings in special purpose entities or entities registered in countries or territories that are considered as tax havens, and

•                                Transactions with related parties.

(viii)             Any matters within its area of competence that may be requested by the chairman of the board of directors.

(ix)                   Any other function attributed to it by the board of directors in its corresponding regulations.

The conditions established in points (v), (vi) and (vii) above are notwithstanding the legislation regulating the auditing of accounts.

(d)                       The functioning of the Audit Committee shall be governed by the rules determined by the board of directors in its corresponding Regulations.

3.                            The board of directors is also required to create and maintain a permanent Appointments and Remuneration Committee, which shall be governed by the following provisions:

(a)                       The Appointments and Remuneration Committee shall consist of a minimum of three directors, proposed by the chairman of the board based on a prior report from the Committee and appointed by the board of directors, all of whom must be external directors. At least two members of the Appointments and Remuneration Committee must be independent directors. The board of directors shall also appoint the chairman of the Committee from the independent directors that form part of it. The position of secretary of the Appointments and Remuneration Committee shall be held by the secretary of the board of directors or by the person that is appointed to this role by the board, if applicable.

(b)                       The directors that form part of the Appointments and Remuneration Committee shall only perform their role while they remain directors of the company’s board, unless the board of directors agrees otherwise. The renewal, re-election and dismissal of directors that sit on the Appointments and Remuneration Committee shall be governed by the board of directors.

(c)                        Notwithstanding any other roles that may be assigned to the Committee by the board of directors at any given time, and by virtue of the current regulations, the Appointments and Remuneration Committee shall perform the following functions in all cases:

(i)                          Assess the skills, knowledge and experience required by the board of directors. The Committee shall define the functions and skills required by candidates for each vacancy and assess the time and dedication required for the role to be performed correctly.

(ii)                       Establish a representation target for the under-represented gender on the board of directors and prepare guidelines of how to achieve this goal.

(iii)                    Submit proposals to the board of directors to appoint independent directors so that they may be appointed by co-optation or for the decision to be submitted to the General Shareholders’ Meeting, as well as proposals for re-elections or dismissals of these directors, also to be submitted to the General Shareholders’ Meeting.

(iv)                   Submit proposals to appoint the remaining directors so that they may be appointed by co-optation, or for the decision to be submitted to the General Shareholders’ Meeting, as well as proposals for re-elections or dismissals also to be submitted to the General Shareholders’ Meeting.

(v)                      Make proposals to appoint or dismiss members of the senior management team and the basic conditions of their contracts.

(vi)                   Analyze and organize the succession of the chairman of the board of directors and the Company’s CEO, and make proposals to the board of directors so that this succession occurs in an organized and planned way, as appropriate.

(vii)                Propose to the board of directors the remuneration policy for directors and general managers or those people that perform senior management functions reporting directly to the Board; members of executive committees or CEOs; as well as the individual remuneration and other contractual conditions of executive directors, ensuring that these conditions are fulfilled.

(viii)             Any matters within its area of competence that may be requested by the chairman of the board of directors.

(ix)                   Any other function attributed to it by the board of directors in its corresponding Regulations.

(d)                       The functioning of the Appointments and Remuneration Committee shall be governed by the rules determined by the board of directors in its corresponding Regulations.

Article 45. Meeting at second call.

The chairman of the board of directors may hold a meeting of the board at second call when the board has been unable to meet at first call due to a lack of attendance.

The meeting shall be held after a period of twenty four hours from the meeting at first call.

Part V.

Financial Year, Balance Sheet and Appropriation of Earnings

Article 46. Financial Year.

The financial year shall coincide with the calendar year.

Article 47. Financial statements.

The board of directors shall prepare the financial statements, which shall comprise the balance sheet, the income statement, a statement that reflects the changes in equity during the year, a statement of cash flows and the report. These documents, which form a single unit, must be clearly prepared and accurately reflect the company’s assets, financial situation and results in accordance with the law and the Code of Commerce.

The structure and content of the documents that comprise the financial statements must comply with the formats approved by the regulations and for their supplementary documentation, under the terms and within the timeframe is established by law, so that once reviewed and reported by the auditors, they will be submitted to be approved by the General Shareholders’ Meeting.

Article 48. Appropriation of earnings.

Notwithstanding the rights established in Article 8, the net profits recorded in each end-of-year balance sheet shall be distributed as proposed by the board of directors and agreed by the General Shareholders’ Meeting, once the corresponding general expenses and amortizations have been deducted, as well as the amount for the legal reserve pursuant to Article 274 of the Capital Companies Act, and the amounts corresponding to other obligatory reserves, in the following way:

1.                            From the initial amount, a quantity equal to four percent of the paid-up capital shall be deducted, which will be distributed among the shareholders as the minimum dividend for their respective shares.

2.                            Of the remaining amount, a minimum of five percent and a maximum of ten percent will be deducted, if decided by the General Shareholders’ Meeting, which shall be distributed among the members of the board of directors, as agreed by the General Shareholders’ Meeting, as remuneration for their respective services.

3.                            Lastly, the board of directors may propose to the General Shareholders’ Meeting to partially or fully distribute the remaining amount as a supplementary dividend, or to allocate it to reserves or special funds or to carry it over to the following year.

Article 49. Dividends.

Dividends may only be distributed in the cases and in accordance with the conditions established by the applicable prevailing regulations at any given time.

The General Shareholders’ Meeting may agree that the dividend is paid fully or partially in kind.

The board of directors shall pay the dividend within a period of two months following approval by the General Shareholders’ Meeting of the financial statements for the year.

The board of directors may agree to distribute interim dividends in accordance with the legally established requirements.

Dividends that are unclaimed during a period of five years from their initial payment date shall be considered as waived in favor of the company.

Part VI.

Dissolution and Winding Up

Article 50. Dissolution.

The company shall be dissolved on the grounds determined by law and by resolution of the Extraordinary General Shareholders’ Meeting adopted in accordance with the law.

Article 51. Liquidation.

If the General Shareholders’ Meeting agrees to dissolve the company, it shall proceed to appoint administrators at the same time, which shall always be of an odd number, with the legally established powers and any other powers that may have been granted by the General Shareholders’ Meeting upon appointing them.

Members of the board of directors may be appointed as administrators.

The General Shareholders’ Meeting, at the proposal of the board, may also appoint arbitrators to resolve any issues or discrepancies that may arise during the liquidation proceedings.

The resolution to dissolve the company shall be recorded in the mercantile register and published in accordance with Article 369 of the Capital Companies Act.

The corresponding legal provisions shall be observed during the liquidation period, especially those established in Chapter II of Part X of the Capital Companies Act.

Fifth:  Amendment of the rules of the General Shareholders’ Meetings of Abengoa for their adaptation to the latest amendments to the Companies’ Act and, in particular, to Law 31/2014, of 3 December, amending the Companies Act to improve corporate governance, as well as incorporation of other provisions of corporate governance and approval of an amended and restated text.

In order to (i) fully adapt the content of the General Shareholders’ Meetings of Abengoa to the latest amendments to the Companies’ Act and, in particular, incorporate in the Company’s bylaws the latest improvements in corporate governance that have been regulated by Law 31/2014, of 3 December, amending the Companies Act to improve corporate governance, (ii) update references contained in the rules to derogated legislation or to legislation that is not applicable to the Company anymore, and (iii) in general terms, harmonize the terms used throughout the rules, it is resolved to amend all the articles of the General Shareholders’ Meetings of Abengoa and approve an amended and restated text of such rules incorporating the amendments approved and renumbering titles, chapters, sections and articles, drafted as follows:

Article 1. General Shareholders’ Meetings.

The General Shareholders’ Meeting of “Abengoa, S.A.” (hereinafter, the “Company”), legally constituted, represents all shareholders and exercises all the rights that correspond to the Company.

Its resolutions, adopted pursuant to these Regulations and the Company’s bylaws, are binding on all shareholders, including those that vote against resolutions, those absent or those that cast a blank vote.

Article 2. Powers and duties of the General Shareholders’ Meeting.

The General Shareholders’ Meeting of the Company shall deliberate and decide on matters attributed to it by law, the Company’s bylaws or these Regulations, and in particular regarding the following:

(a)                     Approval of the annual financial statements, the appropriation of earnings and approval of the management of the company.

(b)                     The appointment and dismissal of directors, administrators and, if appropriate, the accounts auditors, as well as bringing any shareholder derivative actions against any of these persons.

(c)                      Amendments of these bylaws.

(d)                     Approval and amendments of the Regulations of the General Shareholders’ Meeting.

(e)                      Capital increases or reductions.

(f)                       Exclusions or restrictions of pre-emptive rights.

(g)                      The acquisition or divestment of essential assets or their contribution to another company. Essential assets are defined as those in which the amount of the transaction exceeds 25% of the value of the assets that appear in the latest approved balance sheet.

(h)                     The transformation, merger, split or full assignment of assets and liabilities, as well as transferring the company’s registered address abroad.

(i)                         Liquidation of the company.

(j)                        Approval of the final liquidation balance sheet.

(k)                     The transfer of essential activities carried out by the company, to subsidiary entities, even though the company retains full control over them. Activities and operating assets shall be defined as essential when the volume of the transaction exceeds 25% of the total assets on the balance sheet.

(l)                         Operations that are equivalent to winding up the company.

(m)                 The directors’ remuneration policy.

The General Shareholders’ Meeting shall also decide on any matter that is put to it by the board of directors, or by shareholders in the cases established by law, or those that are its responsibility in accordance with the law and these bylaws.

The General Shareholders’ Meeting may not issue instructions to the board of directors nor require decisions or resolutions adopted by the board regarding management issues to be subject to its authorization.

Article 3. Types and frequency of general meetings.

General Shareholders’ Meetings may be ordinary or extraordinary.

The Ordinary General Shareholders’ Meeting shall be held, once called by the board of directors, within the first six months of each financial year, in order to review the management of the company; to approve the financial statements for the previous year, if applicable; and to decide on the appropriation of earnings.

Nevertheless, although the General Shareholders’ Meeting may have been called as an ordinary meeting, it may also discuss and decide on any matter within its area of competence that has been included in the notice of the meeting and complies with current legislation.

Article 4. Universal General Meeting.

Notwithstanding the above, the General Shareholders’ Meeting shall be deemed to have been called and validly convened for the purpose of discussing any issue, when all of the share capital is present or represented and those attending unanimously agree to hold a meeting and its agenda.

Article 5. Extraordinary General Shareholders’ Meetings.

All other meetings shall be classified as Extraordinary General Shareholders’ Meetings.

Article 5. Extraordinary General Shareholders’ Meeting.

All other meetings shall be classified as Extraordinary General Shareholders’ Meetings.

Article 6. Calling of Meetings.

The board of directors shall call an ordinary or extraordinary General Shareholders’ Meeting by publishing an announcement in the Official Gazette of the Mercantile Register, on the corporate website of the Company and the website of the National Securities Market Commission, at least one month prior to the scheduled date of the Meeting (notwithstanding the provisions of the following paragraph).

When the company offers shareholders the possibility to vote via electronic means, made available to all shareholders, Extraordinary General Shareholders’ Meetings may be called with a minimum notice period of fifteen days. The reduction in the period for calling the meeting shall require a specific resolution by the Ordinary General Shareholders’ Meeting passed by at least two thirds of the subscribed share capital with the right to vote and will not be valid beyond the date of the following meeting.

The announcement of the meeting shall state whether it is an ordinary or extraordinary meeting; the name of the Company; the date, time and place of the meeting; the agenda, indicating the matters to be addressed; the date on which the meeting will take place at second call, if appropriate, which must occur at least twenty four hours after the meeting at first call; as well as any other information that may be required according to the applicable regulations at any given time and, in particular, those required under Article 517 of the Capital Companies Act. The Company shall undertake to inform shareholders of the probability of holding the General Shareholders’ Meeting at first or second call.

The announcement shall state that shareholders have the right to be represented in the General Shareholders’ Meeting by another person, even if not a shareholder, and indicate the requirements and procedures for exercising this right, in addition to shareholders’ right to information and how to exercise this right.

The board of directors must include in the notice of the meeting any specific means of communication available to shareholders for exercising their right to vote or delegating their vote remotely, as well as basic instructions on how to exercise this right.

Shareholders representing at least three percent of the Company’s share capital or three percent of the issued and circulating shares with the right to vote may request publication of a supplementary notice to the notice of an Ordinary General Shareholders’ Meeting, including one or more items on the agenda, provided that these items are accompanied by a justification or a justified proposed resolution. This right shall be exercised by reliably sending a notification to the Company’s registered office within five days of the publication of the notice of meeting. The supplementary notice to the meeting must be published at least fifteen days prior to the date set for the General Shareholders’ Meeting.

Additionally, shareholders representing at least three percent of the share capital or three percent of the issued and circulating shares with the right to vote may, within the same period indicated in the preceding paragraph, submit justified proposals for resolutions on matters already included or which should be included on the agenda of a previously called General Shareholders’ Meeting. These justified proposals shall be published on the Company’s website under the terms established in the regulations applicable to the Company.

Furthermore, the shareholders that represent three percent of the company’s share capital or three percent of the shares with the right to vote may call a General Shareholders’ Meeting to decide on whether to take shareholder derivative actions against the directors, or to take shareholder derivative actions without a resolution from the Meeting, as well as oppose any compromise or waive the right to a shareholder derivative action.

The board of directors or shareholders representing at least one percent of the share capital or one percent of the issued shares in circulation with the right to vote may require a notary public to attend the General Shareholders’ Meeting to take the minutes. This must be requested under the circumstances provided by law.

If a legally constituted General Shareholders’ Meeting is not held at first call, and the notice of the meeting did not indicate the date of the second call, this must be announced, with the same agenda and publication requirements as the first call, within fifteen days following the date of the General Shareholders’ Meeting not held and at least ten days in advance of the date of the second Meeting.

Article 7. Singular notice of meeting.

In the absence of the required notice of meeting, the shareholders may request the judge of the Mercantile Court of Seville to apply the provisions of Article 169 of the Capital Companies Act, following consultation of the board of directors and the matter being recorded in the meeting’s minutes.

Article 8. Right to receive information prior to the General Shareholders’ Meeting.

Shareholders may request the information or clarifications that they deem appropriate, from the board of directors, regarding matters included on the agenda, or may submit questions in writing that they deem relevant, from the day of publication of the notice of the General Shareholders’ Meeting until five days prior to the date of the meeting.

Shareholders may also request information or clarifications or submit written questions, with the same notice period and in the same way, regarding public information that has been provided by the Company to the National Securities Market Commission since the previous General Shareholders’ Meeting was held. The board of directors must provide the requested information, in writing, up to the day of the General Shareholders’ Meeting.

Requests for information may be made by submitting them to the Company’s registered address, or sending them to the Company via post or other remote means of communication specified in the notice of the meeting. Such requests shall be permitted when the document being used to request the information includes mechanisms that the board of directors believes fulfil the appropriate guarantees of authenticity and identification of the shareholder exercising the right to information, in accordance with a resolution previously adopted and published for such purposes.

Whatever the means used to issue requests for information, the shareholder’s request must include the shareholder’s full name and details of the shares owned so that this information can be checked against the list of shareholders and the number of shares in the shareholder’s name provided by Sociedad de Gestión de los Sistemas de Registro, Compensación y Liquidación de Valores, S.A.U. (Iberclear) or the corresponding entity, for the General Shareholders’ Meeting in question. The shareholder shall be responsible for maintaining proof that the request was delivered to the Company in time and form. The Company website shall provide the relevant explanations for shareholders wishing to exercise their right to information, in accordance with the applicable regulations.

Requests for information made according to this Article shall be answered upon confirmation of the identity and condition of shareholder of the person making the request, prior to the holding of the General Shareholders’ Meeting.

The board of directors must provide the requested information or clarifications, in writing, until the day of the General Shareholders’ Meeting, except in the event that:

(i)        The information is requested by shareholders that represent less than twenty five percent of the paid-up capital, or twenty five percent of the shares with the right to vote if this percentage represents a lower number of shares with the right to vote.

(ii)       The request for information or clarification does not refer to matters included on the agenda of the notice of the meeting or to public information that has been provided by the Company to the National Securities Market Commission since the last General Shareholders’ Meeting was held;

(iii)      The information may be unnecessary to uphold the shareholder’s right, or if there are objective reasons to believe that the information could be used for purposes not related to the company or that its publication may damage the company or its related companies;

(iv)      The information requested is clearly and directly available to all shareholders in a question and answer format on the Company’s website; or

(v)       Legal or regulatory provisions or judicial rulings state otherwise.

The board of directors may authorize any of its members, the chairmen of any of its sub-committees, its secretary or, if applicable, its vice-chairman to respond to requests for information from shareholders on behalf of and representing the Board.

The information requested by shareholders shall be provided via the same means as the corresponding request, unless the shareholder indicates another means from among those deemed ideal according to this article. In all cases, directors may provide the requested information by means of registered mail with proof of receipt or by registered fax.

The Company website will include valid requests for information, clarifications as well as the questions and answers provided in writing by the directors, in accordance with the regulations applicable to the Company.

Article 9. Attendance.

Shareholders must hold a minimum of three hundred and seventy five (375) shares, whether Class A or Class B, to have the right to attend the Shareholders’ Meeting, provided that prior to the Meeting the shareholder is certified by the corresponding named attendance card, which will indicate the number, class and series of shares owned, as well as the number of votes that can be cast. The card shall be issued by the entity that manages the book entry register, at least five days prior to the date of the General Shareholders’ Meeting at first call.

Article 10. Representation.

All shareholders that have the right to attend the General Shareholders’ Meeting may be represented by another person, even if this person is not a shareholder.

In all cases, proxies must be conferred specifically for each meeting, in writing or via the following remote means of communication:

(i)        By means of postal correspondence, sending the company the duly signed and completed attendance card and vote issued by the entity(s) responsible for maintaining the book entry system, or via any other written means that the board of directors allows as duly accrediting the granted proxy and the identity of the represented shareholder, by virtue of a resolution previously adopted for such purposes and duly published.

(ii)       By electronic means or other remote means of communication that the board of directors may establish, if applicable, at the time of calling each General Shareholders’ Meeting, provided that the document that grants the proxy includes the mechanisms that the board of directors considers suitable for ensuring adequate guarantees of authenticity of the granted proxy and the identity of the represented shareholder, in accordance with a resolution previously adopted for such purposes and duly published.

Proxies granted by any of the aforementioned remote means of communication must be received by the company prior to the twenty four hours of the day immediately preceding the date of the General Shareholders’ Meeting at first or second call.

The board of directors shall be authorized to implement the aforementioned conditions and to establish the relevant and state-of-the-art rules, measures and procedures in order to implement the process of granting proxies via electronic means, adapting them to the legal regulations that govern this system, the company’s bylaws and these Regulations, as applicable. These means and procedures shall be published on the company’s corporate website, as applicable.

Proxies may also be extended to items not included on the agenda but which may be discussed by the General Shareholders’ Meeting in accordance with the law, in which the proxy-holder shall vote in the way that it deems to be most favorable to the interests of the represented party.

If the proxy is not accompanied by instructions to exercise the right to vote or if there are doubts about the intended proxy-holder or the scope of the proxy, unless the shareholder expressly indicates to the contrary, the delegated powers:

(i)        Shall be granted in favor of the chairman of the board of directors;

(ii)       Shall cover all of the items on the agenda of the notice of the General Shareholders’ Meeting;

(iii)      Shall include a vote in favor of all of the proposed resolutions put forward by the board of directors that are items on the agenda for the meeting; and

(iv)      Shall also apply to any items not included on the agenda of the notice of the meeting that may be discussed by the General Shareholders’ Meeting, according to law.

Prior to being appointed, the proxy-holder must inform the shareholder in detail about the existence of any conflicts of interest. If a conflict arises after the appointment has been made and the represented shareholder has not been notified of its potential existence, the proxy-holder must inform the shareholder immediately. In both cases, if new specific voting instructions have not been received for each of the matters on which the proxy-holder must vote on behalf of the shareholder, the proxy-holder must abstain from voting, notwithstanding the provisions of the following paragraph.

Unless otherwise expressly indicated by the represented shareholder, in the event that the proxy-holder is subject to a conflict of interest and does not have specific voting instructions on each of the matters to be voted on, the represented shareholder shall be deemed to have granted a proxy for these cases, jointly and severally and successively, (in the event that any of them is in turn subject to a conflict of interest), to the following, in this order: the chairman of the General Shareholders’ Meeting, the secretary of the General Shareholders’ Meeting, and the vice-secretary of the board of directors, should this position exist.

Legal persons, minors and those lacking the civil legal capacity may attend the General Shareholders’ Meeting via their legal representatives, who must accredit their representation to the chairman of the Meeting, all without prejudice to family representation and the granting of general powers of attorney, regulated by Article 187 of the Capital Companies Act.

Article 11. Quorum.

The General Shareholders’ Meeting shall be validly constituted at first call when the shareholders present or represented hold at least twenty five percent of the issued share capital with the right to vote.

The meeting shall be validly constituted at second call regardless of the amount of capital present or represented.

Article 12. Quorum of Extraordinary Shareholders’ Meetings.

Extraordinary General Shareholders’ Meetings will be held when they are called by the board of directors, provided that the Board believes it is in the Company’s interests, or when it is requested by a number of shareholders that own at least three percent of the share capital or three percent of the shares with the right to vote, who must state the matters to be discussed by the Meeting in their request.

In such cases, the Meeting must be called for a date within two months following the date on which the directors would have been required by a notary public to call it. The directors shall prepare the agenda, including the subjects included in the request.

The Extraordinary General Shareholders’ Meeting shall be validly constituted at first call when the shareholders that are present or represented hold at least twenty five percent of the issued share capital with the right to vote.

The meeting will be validly constituted at second call regardless of the amount of capital present or represented.

Article 13. Special Quorum.

An Ordinary or Extraordinary General Shareholders’ Meeting can only validly agree to issue debentures; increase or reduce the capital; transform, merge, split or wind-up the company, and in general make any modification to the company’s bylaws, when shareholders representing at least fifty percent of the issued share capital with the right to vote are present or represented at the meeting at first call.

This percentage is reduced to twenty five percent of the issued capital when the meeting is held at second call. When shareholders that are present or represented represent less than fifty percent of the issued capital with the right to vote, resolutions may only be adopted by a favorable vote of two thirds of the capital present or represented at the Meeting.

Article 14. Place of meeting and extension

General Shareholders’ Meetings shall be held in Seville on the day indicated in the notice of the meeting. These sessions of the Meeting may be extended over one or more consecutive days.

An extension may be agreed at the proposal of the board of directors or at the request of shareholders that represent at least twenty five percent of the share capital that is present or represented at the meeting, or twenty five percent of the shares with the right to vote.

Article 15. Constitution.

1.                          Shareholders or their valid representatives may present their respective attendance or proxy voting cards to the staff responsible for shareholder registration or, if appropriate, the documents verifying their legal representative capacity, in the place and on the date scheduled for the holding of the General Shareholders’ Meeting, at first or second call, beginning one hour prior to the time announced for the Meeting (unless otherwise specified in the notice of the meeting). Attendance or proxy voting cards presented to registration staff after the time established for the start of the General Shareholders’ Meeting shall not be admitted.

Registration of shareholders and proxy-holders attending will be carried out using optical reading systems or other technical means considered appropriate. Once the process of registering the remote voting, attendance or proxy cards has concluded and a sufficient quorum has been verified, the committee of officers of the General Shareholders’ Meeting and the attendance roll will be constituted. The attendance roll, which includes remote voters and those present, shall be stored on an electronic medium that shall be sealed, that the secretary of the Meeting, with the approval of the chairman, shall identify and sign.

2.                          Shareholders or their proxy-holders, as appropriate, arriving late at the place where the General Shareholders’ Meeting is held, once registration of attendance or proxy voting cards has closed, may enter the Meeting (in the room where the Meeting is held or, if deemed appropriate by the Company to avoid confusion during the Meeting, in an adjoining room where they can follow the Meeting) but neither the shareholders nor their proxy-holders (nor the shareholder represented) will be included on the list of attendees.

3.                          The meeting shall commence at the scheduled place, date and time, at first or second call, once the committee of officers has been constituted and the attendance roll created.

The chairman, or the secretary if delegated by the chairman, will read out the total figures from the attendance roll, stating the number of shareholders with the right to vote present or represented at the meeting, the number of shares corresponding to each of these groups, and the percentage of the capital they represent.

Once this information has been publically announced by the chairman or the secretary, the chairman will declare the General Shareholders’ Meeting as duly and validly constituted at first or second call, as applicable.

4.                          Once the Meeting has been declared as officially constituted by the chairman, and notwithstanding their right to make any statements they consider appropriate when offered the floor, the shareholders in attendance may inform the notary public to be recorded in the minutes of the meeting, any reservations or objections regarding the constitution of the meeting or the figures of the attendance roll that were previously read out, without this representing any undue delay, interruption or postponement in the normal course of the meeting.

Article 16. Committee of officers of the General Shareholders’ Meeting.

1.                          The committee of officers of the General Shareholders’ Meeting shall be composed of its chairman and the secretary.

2.                          The General Shareholders’ Meeting shall be chaired by the chairman of the board of directors or, in the absence of the chairman, by the vice-chairman in the order established in the Company’s bylaws. In the absence of the chairman and vice-chairman, the Meeting shall be chaired by the member designated by the Board, while the secretary of the board of directors shall act as secretary, who in the case of absence, indisposition or vacancy, shall be substituted by the vice-secretary in the order established in the Company’s bylaws. In the absence of the secretary and vice-secretary, the role shall be filled by the member designated by the Board. In the absence of an express designation of chairman and secretary in accordance with the foregoing, the shareholders chosen from among the shareholders present at the Meeting shall act as chairman and secretary.

3.                          In the event that, once the General Shareholders’ Meeting has commenced, the chairman or secretary has to leave for any reason, their duties shall be performed in accordance with the provisions of the preceding paragraph.

Article 17. Order of the General Shareholders’ Meeting.

It is the duty of the chairman to declare the Meeting validly constituted; to direct and establish the order of the deliberations and interventions, and the time assigned to them in accordance with these Regulations; to bring an end to discussions when he/she deems that the matter has been sufficiently discussed; to order voting to take place; to resolve any doubts arising from the agenda; and in general, to exercise all the authority necessary for the proper control of the Meeting, including the interpretation of the provisions of these Regulations.

Article 18. Interventions by shareholders.

Once the General Shareholders’ Meeting has been constituted, the shareholders who wish to exercise their right to address the Meeting, or request information or clarifications in relation to items on the agenda or formulate proposals, shall identify themselves to the notary public or, as indicated by the notary public, state their full name and the number and class of shares they hold, or that they represent, if appropriate, to the assistants of the notary public. If they wish their intervention to be included in the minutes of the meeting, they must submit this in writing at that time to the notary public, so that the notary may check these details at the time that the shareholder speaks.

The Meeting shall be opened for shareholders to address it once the officers of the meeting have the list of shareholders who wish to address the meeting and the reports that the chairman considers appropriate have been presented, and in all cases, prior to voting on the items on the agenda.

Shareholders shall address the meeting in the order in which they are called by the officers of the meeting.

In exercising their authority to administer the functioning of the meeting, the officers may:

(i)                                     Decide on the order that shareholders address the meeting and whether this shall occur when each item on the agenda is discussed or should be grouped together, and if appropriate, if this should occur prior to discussing the proposed resolutions.

(ii)                                  Decide on the order of the responses to shareholders and whether they are made after each shareholder addresses the meeting, or if the responses should be grouped together, and if appropriate, summarized after the last shareholder has spoken, notwithstanding the legally established possibility of submitting the information in writing within the period of seven (7) days following the holding of the General Shareholders’ Meeting.

The chairman shall determine the amount of time initially assigned to each shareholder, depending on the circumstances, while also extending or reducing the initially allotted time at his/her discretion, always ensuring equal treatment of those shareholders addressing the meeting and upholding the principle of non-discrimination.

Article 19. Right to receive information during the General Shareholders’ Meeting.

During the period when shareholders can address the meeting, any shareholder may verbally request the information or clarifications that they deem necessary regarding matters contained on the agenda, as well as clarifications about public information provided by the Company to the National Securities Market Commission since the last General Shareholders’ Meeting was held, or regarding the report from the Company’s accounts auditor. These shareholders must have previously identified themselves in accordance with Article 17 above.

Directors shall be required to provide the information requested pursuant to the preceding section except in cases in which: (i) it is requested by shareholders representing less than twenty five percent of the paid up share capital, or twenty five percent of the shares with the right to vote, if this percentage represents a lower number of shares with the right to vote; (ii) in their opinion, publication of this information is unnecessary to uphold the shareholder’s rights, or if there are objective reasons to believe that the information could be used for purposes not related to the company or that its publication may damage the company or its related companies; (iii) the information requested is clear and has been made directly available to all shareholders in a question and answer format on the Company website, or (v) legal or regulatory provisions state otherwise.

The requested information or clarification will be provided by the chairman or, if applicable and if so directed, by the chairman of the Audit Committee, the secretary, a director or, if appropriate, by any employee or expert in the matter.

In the event that it is not possible to satisfy the shareholder’s right to receive information during the Meeting, the directors shall provide the requested information in writing to the interested shareholder within seven days of the end of the General Shareholders’ Meeting.

Article 20. Proposed resolutions.

Notwithstanding the possibility of making proposals of resolutions pursuant to the Capital Companies Act, prior to the notice of the General Shareholders’ Meeting, during the period for shareholders to address the meeting, shareholders may make proposals for resolutions to the General Shareholders’ Meeting regarding any item on the agenda that is not legally required to be made available to shareholders at the time of the notice of the meeting, and in relation to matters on which the meeting may deliberate without being included on the agenda.

Article 21. Remote voting.

1.                          Shareholders with the right to attend may vote on proposals relating to items on the agenda of any General Shareholders’ Meeting by means of:

(a)                     Postal correspondence or delivery, submitting a duly signed attendance card and vote (if appropriate, together for the voting form issued by the Company) to the Company, or by other written means which, in the opinion of the board of directors in a resolution adopted for such purpose, duly accredits the identity of the shareholder exercising their right to vote; or

(b)                     Electronic correspondence or communication sent to the Company, accompanied by an electronic attendance card and vote (if appropriate, together with the voting form issued by the Company) bearing the electronic signature or other means of shareholder identification deemed appropriate by the board of directors, in a resolution adopted to provide this system of remote voting with the appropriate guarantees of authenticity and identification of the shareholders casting their vote.

Votes that are cast remotely will only be valid when they are received by the company prior to the twenty four hours of the day immediately preceding the date of the Meeting at first or second call or when, as agreed by a resolution adopted by the company’s board of directors for such purposes, the company offers shareholders the possibility to attend the General Shareholders’ Meeting and to execute their right to vote via online means, which enables them to connect to the venue(s) where the General Shareholders’ Meeting is being held, in real time. Shareholders must be informed of this possibility when the announcement of the holding of the General Shareholders’ Meeting is published. In any other cases, the vote will be considered as not cast.

2.                          Shareholders that cast their vote remotely under the terms of this Article shall be deemed present for the purposes of constituting the General Shareholders’ Meeting in question. Therefore, proxies granted prior to the casting of such votes shall be deemed revoked and proxies granted after the casting of such votes shall be deemed as not granted.

3.                          The votes referred to in this Article that are cast remotely, shall be rendered void if the shareholder casting the vote attends the meeting in person or if the Company is made aware that the shares in question have been sold.

4.                          The board of directors may implement the aforementioned provisions establishing the instructions, means, rules and procedures that are state of the art and deemed to facilitate the casting of remote votes, adapting them to the corresponding regulations, the Company’s bylaws and these Regulations. The implementing rules adopted by the board of directors pursuant to this Article shall be published on the Company’s website.

Furthermore, in order to avoid potential duplications, the board of directors may adopt the measures necessary to ensure that the person remotely casting the vote is duly authorized to do so in accordance with the Company’s bylaws and these Regulations.

Article 22. Voting on proposed resolutions.

1.                          Once the period for shareholders to address the meeting has ended and responses have been given to requests for information according to the provisions of these Regulations, the proposed resolutions on the items included on the agenda or others which, by law, are not required to figure therein or, if appropriate, any resolutions proposed by the shareholders during the course of the meeting, will be submitted to a vote.

The process of adopting resolutions will be carried out following the agenda provided in the notice of the meeting. The resolutions proposed by the board of directors will be voted on first and then, if appropriate, the proposals made by the shareholders, following the established order of priority. In all cases, once a proposed resolution has been adopted, all others related to the same matter that are incompatible with it shall be withdrawn and therefore not voted on.

In the event that resolutions are proposed relating to matters that can be agreed in the General Shareholders’ Meeting without being included on the agenda, the chairman will decide on the order in which these are submitted to a vote.

The secretary will not have to read out proposed resolutions in advance if the text has already been made available to shareholders at the start of the meeting, except when deemed appropriate by the chairman. In all cases, the item on the agenda to which the proposed resolution subject to a vote refers will be indicated to those present.

2.                          Matters that are significantly independent must be voted on separately. In all cases, although included under the same item on the agenda, the following should be voted on separately: (i) the appointment, ratification, re-election or removal of each director; (ii) amendments of the Company’s bylaws, for each article or group of articles that is essentially independent; and (iii) those matters that, if appropriate, are indicated in the Company’s bylaws.

3.                          Notwithstanding the chairman’s decision to use alternative voting systems, the voting on proposed resolutions referred to in the preceding paragraph will, as a general rule, be carried out as follows:

(a)                     The voting on the proposed resolutions referring to items included on the agenda shall be made according to a system of negative deduction. Under this system, the votes corresponding to all present or represented shares will be considered as votes in favor, deducting:

(i)                         The votes corresponding to the shares whose holders or proxies cast their vote against or in blank or abstain, by communication or statement of their vote or abstention to the notary public, to be recorded in the minutes;

(ii)                      The votes corresponding to the shares whose holders have voted against or in blank or have expressly stated their abstention by means of remote communication; and

(iii)                   The votes corresponding to the shares whose holders or proxies have left the Meeting prior to the vote on the proposed resolution in question and their departure from the meeting has been recorded by the notary public.

(b)                     The voting on the proposed resolutions referring to items not included on the agenda shall be according to a system of positive deduction. In this case, the votes corresponding to all present or represented shares will be considered as votes against, deducting:

(i)                         The votes corresponding to the shares whose holders or proxies cast their vote in favor or in blank or abstain, by communication or statement of their vote or abstention to the notary public to be recorded in the minutes; and

(ii)                      The votes corresponding to the shares whose holders or proxies have left the meeting prior to the vote on the proposed resolution in question and their departure from the meeting has been recorded by the notary public.

(c)                      The communications or statements to the notary public in the preceding two paragraphs with regard to the direction of voting or abstention may be made individually for each of the proposed resolutions or jointly for several or all resolutions, declaring to the notary public the identity and condition (shareholder or proxy) of the voter, the number and class of the shares and the direction of the vote or, if appropriate, the abstention.

(d)                     To adopt resolutions relating to matters not included on the agenda, the shares held by shareholders participating in the meeting by means of remote voting will not be considered as present or represented.

Article 23. Division of voting.

1.                          Proxy representatives may hold the proxy of more than one shareholder, without limitation on the number of represented shareholders. If a proxy-holder represents several shareholders, the proxy-holder may cast votes in different directions based on the instructions given by each shareholder.

2.                          Furthermore, financial intermediaries who are recorded as having shareholder status in the book-entry registry may divide their vote in accordance with the voting instructions given by their clients.

3.                          In all other cases, the division of votes shall be permitted when justified in the opinion of the chairman of the meeting.

Article 24. Adoption of resolutions and announcement of results.

1.                         The General Shareholders’ Meeting shall adopt resolutions with the voting majorities required by law or the Company’s bylaws. Each voting share represented in person or by proxy at the General Shareholders’ Meeting shall grant the holder the right to the number of votes established in the Company’s bylaws for each type of share.

2.                          For the purposes of determining the number of shares upon which the majority needed for the adoption of the various resolutions shall be calculated, all shares appearing on the list of attendees shall be deemed to be present or represented at the meeting, less:

(a)                     The shares whose holders or proxy-holders have left the meeting prior to the voting on the proposed resolution or resolutions in question and their departure from the meeting has been recorded by the notary public or assistants of the notary public (or, in their absence, with the secretary of the General Shareholders’ Meeting); and

(b)                     The shares which, by application of the provisions of the law or the Company’s bylaws, are totally or partially denied the right to vote in general, or on the particular resolution in question, or those shares for which the right to vote has been suspended for the holders thereof.

Article 25. Closure of the General Shareholders’ Meeting.

The chairman has the duty to declare the Meeting closed.

Article 26. Minutes of the General Shareholders’ Meeting.

The notarized minutes shall be considered as the minutes of the meeting and will not require the approval of the General Shareholders’ Meeting.

Article 27. Publication of the resolutions.

1.                          Notwithstanding registration in the mercantile register of the recordable resolutions or the applicable legal provisions regarding publication of company resolutions, the Company shall submit the text of the approved resolutions to the National Securities Market Commission on the same day as the Meeting or on the following working day.

2.                          The resolutions approved and the result of the votes shall be published in full on the Company’s website within five days following the close of the General Shareholders’ Meeting. The secretary shall also issue a certificate of the adopted resolutions or the minutes of the meeting when requested by a shareholder or their proxy-holder at the General Shareholders’ Meeting.

Article 28. Objections.

The resolutions of the General Shareholders’ Meeting and, if appropriate, of the board of directors, which may conflict with the Company’s bylaws or damage the Company’s interests, may be challenged before the Judge of the Mercantile Court of Seville, pursuant to Article 204 and subsequent articles of the Capital Companies Act and the applicable regulations that may replace them.

Sixth: Submission of the Annual Report on the Remuneration of Abengoa’s Directors for approval, on a consultation basis.

Pursuant to article 541 of the Corporations Act (as amended by Law 31/2014, of December 3) and article 20.3 of the Company’s Regulations of the Board of Directors, the Board of Directors must annually issue an Annual Report on the Remuneration of Abengoa’s Directors approved for the ongoing financial year as well as on the application of the remuneration policy during the closed financial year including the details of the individual remunerations accrued for all concepts for each director in such financial year.

In a meeting held on February 23, 2015, and following the proposal of the Appointments and Remunerations Commission, the Board of Directors approved the Annual Report on the Remuneration of Abengoa’s Directors for the financial year 2014, and it is hereby proposed that this General Shareholders’ Meeting approves said special report, on consultation basis, made available to the Company’s shareholders on the date of publication of the call to this General Shareholders’ Meeting.

Approve, on a consultation basis, the Annual Report on the Remuneration of Abengoa’s Directors corresponding to financial year 2014.

Seventh:                                                Remuneration of the Board of Directors

7.1 Determination of the maximum annual remuneration of the directors in their condition as such.

7.2. Remuneration of executive directors.

7.1                               Pursuant to articles 529 septedecies, 529 octodecies and 529 novedecies of the Companies Act (as amended by Law 31/2014, of December 3) and in the second point of the transitory disposition of Law 31/2014, of December 3, it is hereby proposed that the General Shareholders’ Meeting approve the Remuneration Policy for Directors for the 2015, 2016 and 2017 financial years, which is included in the Annual Report on the Remuneration of Abengoa’s Directors, and submitted for voting, on consultation basis, to this same General Shareholders’ Meeting in accordance with resolution above and which includes, among others, the maximum annual amount of the remuneration of directors in their condition as such.

7.2                               Likewise, it is hereby proposed that the General Shareholders’ Meeting approves the remuneration of executive directors for the 2015 financial year within the framework included in the Annual Report on the Remuneration of Abengoa’s Directors which was submitted for voting, on consultation basis, to this same General Shareholders’ Meeting in accordance with resolution above and, in particular, that the remuneration of the executive directors, both in their condition as such and for the development of executive activities, does not exceed, during 2015 financial year, the following amount (without prejudice of those accrued in previous years or with pluri-annual variable character and of the other concepts which conform with the remuneration policy):

Mr. Felipe Benjumea Llorente                              4,484,000

Mr. Manuel Sánchez Ortega                                        4,484,000

Mr. Javier Benjumea Llorente                              3,102,000

Eighth:         Approval of the fifteen days period for the call to the Extraordinary Shareholders’ Meetings in accordance with article 515 of the Corporations Act

Article 515 of the Corporations Act allows listed companies that offer their shareholders the effective possibility of casting their votes by electronic means accessible to all to reduce the period for the call to Extraordinary Shareholders’ Meetings to a maximum of fifteen days, provided however that such a reduction has been approved by the Ordinary Shareholders’ Meeting with the favourable vote of at least two thirds of the issued share capital with voting rights.

In this sense and since by virtue of resolution Five above the possibility of casting votes by electronic means has been introduced in the Company’s Bylaws (new article 30), it is proposed that the General Shareholders’ Meeting approve that until the next Ordinary Shareholders’ Meeting, any Extraordinary Shareholders’ Meeting may be called, as the case may be, with a maximum period of fifteen days, in accordance with article 515 of the Corporations Act.

Ninth:              Delegation, to the Board of Directors, of the authority to increase the share capital by issuing new shares in any of the Class A and/or Class B and/or Class C shares, in accordance with Article 297.1 b), within the limits of the law, with express authority to decide to exclude pre-emptive rights pursuant to Article 506 of the Corporations Act, withdrawing and nullifying any outstanding amounts from authorizations previously granted by the General Shareholders’ Meeting.  Delegation of authorizations to the Board of Directors with express powers of sub-delegation, to determine the conditions of the capital increase. Request the competent national and foreign organizations to admit the new shares to trading on any stock exchange.

1.                            To delegate to the Board of Directors, in the most broad and efficient way admitted in Law and pursuant to Article 297.1.b) of the Capital Companies Act, the authority to increase the share capital, once or several times, when the needs of the Company so require at the discretion of the Board of Directors, within the legal period of five years starting from the date of this General Shareholders’ Meeting and without the need of an ulterior calling nor resolution from the General Shareholders’ Meeting, up to a maximum amount equivalent to fifty per cent of the share capital of the Company at the time of this authorization, by issuing shares of any of the classes established in the Company’s bylaws, with or without a share premium, charged against monetary contributions, expressly providing for the incomplete subscription of the shares issued in accordance with article 311 of the Companies Act, at the time and for the amount that the Board may decide and without the need for prior consultation of the General Shareholders’ Meeting. The Board of Directors may decide, in relation to each increase, if the new shares to be issued are ordinary, preference, redeemable, with or without voting rights or any other type allowed, according to the law and the Company’s bylaws. For all other aspects, the Board of Directors may define the terms and conditions of the capital increases and the characteristics of the shares, as well as to freely offer the new shares that are not subscribed during the exercise period or periods of the preferential subscription rights.

Likewise, in accordance with Article 506 of the aforementioned law, to expressly grant the Board of Directors with the authority to exclude preferential rights, if appropriate, either totally or partially, in relation to the capital increases that may be agreed as a result of this resolution, when the circumstances in the aforementioned article arise, in the Company’s interests, and provided that, in the case of exclusion, the nominal value of the shares to be issued, plus the amount of the share premium, if appropriate, corresponds to the fair value as stated in the report of the accounts auditor referred to in Article 506.3 of the Capital Companies Act, drafted for this purpose at the request of the Board of Directors.

Equally, it is proposed to authorize the Board of Directors to determine the different aspects and conditions of each issue, following the characteristics of each transaction carried out following the authorization granted in this resolution, including the redrafting of Article 6 of the Company’s bylaws in relation to its share capital, once the increase has been carried out, based on the amounts actually subscribed and paid up in accordance with Article 311 of the Capital Companies Act.

Likewise, it is proposed to authorize the Board of Directors, with express authority to appoint any of its members, its secretary or any other person that may be determined, to carry out, in connection with the shares issued in accordance with the preceding resolutions and when the Board of Directors deems appropriate, any necessary acts before the Spanish Securities Market Commission, the governing body of the Stock Exchange or the competent entities, in accordance with their procedures and with the intervention of any stockbroker or securities company, to apply for the listing of the aforementioned securities for trading on any stock exchange.

2.                                      To request the admission to trading of the shares that may be issued by virtue of this resolution on the national and foreign stock exchanges on which the Company’s shares are listed at the time of each capital increase, having complied with the applicable legislation, granting the Board of Directors for these purposes the express authority to appoint any of its members, its secretary or any other person that may be determined in order to execute any documents and to perform those actions that may be necessary for such purposes, including any actions, statements or procedures with the competent authorities of the United States of America for the admission to trading of the shares represented by American Depositary Shares, or with any other competent authority.

3.                                      To expressly authorize the Board of Directors to, at the same time, delegate in favour of any of its members and/or the Secretary of the Board of Directors, all powers granted to it by the General Shareholders’ Meeting under this resolution that can be legally delegated, and to grant in favour of the employees of the company that it may deem appropriate the powers it deems necessary to develop such delegated powers.

The authorization granted to the Board of Directors for these purposes by the resolution adopted by the Ordinary General Shareholders’ Meeting of April 6, 2014 is hereby expressly annulled.

Tenth:            Delegation to the Board of Directors of the authority to issue, in the name and on behalf of the Company, in one or more occasions, debentures or similar fixed or variable income securities or equities, that are simple or guaranteed, convertible or non-convertible into shares, exchangeable or not for shares, warrants over newly issued or existing shares, with the express authority to exclude preferential rights in accordance with Article 511 of the Capital Companies Act, directly or through Group companies, pursuant to current legislation, nullifying the amount outstanding from authorizations previously granted by the General Shareholders’ Meeting. Determination of the Bases and methods of the conversion. Delegation of powers. Guarantee of issuances of subsidiaries.

Delegate to the Board of Directors of the Company, in accordance with Article 319 of the Regulations of the Mercantile Register, article 297.1 b) of the Companies Act and the general procedure for issuing debentures contained in articles 401 and subsequent, 417 and 511 of the Companies Act, for a period of five (5) years as of the date on which this resolution is approved, and with express authority to appoint any of its members, of the authority to issue, on one or more occasions, any fixed income securities or similar debt instruments (including but not limited to bonds, promissory notes or warrants), as well as fixed income or other types of securities (including warrants) that are convertible into shares of the Company and/or exchangeable for shares in the Company, in both cases of any class of shares foreseen in the Company’s bylaws, or in other companies of the Company’s group or outside the group, for a maximum amount of five thousand million euros (€5,000 million). Delegation of the authority, with express permission to appoint any of its members, to establish the criteria to determine the bases and methods for conversion, exchange or for exercising the authority to increase the share capital by the amount necessary in order to meet the corresponding requests for conversion or exercise, as well as authorization to exclude shareholders’ preferential subscription rights in accordance with Article 511 of the Capital Companies Act and any other applicable legislation.

This delegation of authority to the Company’s Board of Directors will be made in accordance with the following conditions:

Securities subject to issue. The securities referred to in this delegation may be debentures, bonds and other fixed income securities or debt instruments of a similar type in any of the forms admitted by law, including but not limited to bonds, promissory notes or warrants o other similar securities that directly or indirectly grant the right to subscribe or acquire the Company’s shares, whether newly issued or already in circulation, of any class of shares foreseen in the Company’s bylaws, settled by means of physical delivery or differences. This delegation also includes debentures, bonds and other fixed income securities and warrants that are convertible into the Company’s shares and/or exchangeable into shares of the Company or other companies of the group or outside of the group.

Term. The securities may be issued once or several times, at any given time, within the maximum period of five (5) years starting from the date that this resolution is adopted.

Maximum amount of the delegation. The maximum amount of the issue or issues of securities to be made under this delegation of powers will be five thousand (5,000) million euros or the equivalent amount in another currency.

For the purposes of calculating the above limit for warrants, the sum of the premiums and exercise prices of the warrants of each issue approved by virtue of these powers, will be taken into account. In the case of fixed income securities, the outstanding balance of the securities issued by virtue of this delegation will be calculated for the purposes of the aforementioned limit.

It should be noted that, in accordance with Article 111 bis of Law 24/1988 of 28 July on the Securities Market and Article 510 of the Capital Companies Act, the limitation established in the Capital Companies Act in relation to the issue of debentures and other securities that recognize or create debt, does not apply to the Company.

Scope of the delegation. The delegation referred to by this resolution shall include determining the different aspects and conditions of each issue, and shall be as extensive as required by law. In particular, the Company’s Board of Directors shall determine the following aspects for each issue, among others, always within the global quantifiable limits expressed: the location of the issue (whether in Spain or abroad) and the currency, and if abroad, the equivalent value in euros; the type, whether bonds or debentures or any other type permitted by law (including subordinated); the date or dates of the issue; when the securities are not convertible, the possibility that they are partially or fully exchangeable for existing shares in the Company, of any class of shares foreseen in the Company’s bylaws, or in other companies of the Company’s group, and the circumstances to make them automatically or voluntarily convertible or exchangeable, and in the case of the latter, whether this is the choice of the holder of the securities or the Company, or to incorporate a purchase or subscription option for the aforementioned shares; ant dilution mechanisms and clauses; as the case may be, subordination clauses;  the interest rate, dates and coupon payment procedures; the perpetual or redeemable nature of the securities, and in the case of the latter, the redemption period and the maturity date; the type of redemption, premiums and lots, and guarantees, including mortgage guarantees; the type of representation by means of certificates or book entries; the number of securities and their par value, which in the case of convertible and/or exchangeable securities shall not be less than the par value of the shares; preferential subscription rights, if appropriate, and the subscription method; possibility of incomplete subscription; the applicable legislation, whether national or foreign; to request, if appropriate, the admission to trading of the securities that are issued, on official and non-official, organized or otherwise, national or foreign secondary markets, with the requirements applicable in each case according to the prevailing legislation; and in general, any other condition of the issue, as well as, if applicable, to appoint a trustee of the corresponding syndicate of holders of the securities that may be issued and to approve the fundamental rules that must govern the legal relationships between the Company and this syndicate, if it should exist.

The delegation also includes attributing the Board of Directors with the authority to decide on the redemption conditions of the securities issued under this authorization, being able to apply any of those established under the Capital Companies Act. Likewise, the Board of Directors has been authorized so that, when it deems it appropriate, and conditional on obtaining the official authorizations that may be necessary and, if appropriate, the agreement by the meetings of the corresponding syndicates of holders of the relevant securities that may be issued by virtue of this authorization, it may modify the terms and conditions of such securities.

Bases and methods of the conversion. In the case of issues of fixed income securities that are convertible into shares (which may be shares in the Company, of any class of shares foreseen in the Company’s bylaws, or shares in companies belonging to the Company’s group, or outside of the group) and for the purposes of determining the bases and methods of the conversion by the Board of Directors, it is agreed to establish the following criteria:

The securities that are issued by virtue of this resolution may be convertible into newly issued shares in the Company or into shares of companies of the Company’s group or to companies outside of this group, according to a fixed (determined or determinable) or variable conversion ratio, authorizing the Board of Directors to decide whether they are convertible, as well as whether they are automatically or voluntarily convertible, and in the case of voluntary, then whether this is the choice of the holders of the securities or the Company, with the frequency and during the period established in the resolution relating to the issue and which may not exceed fifteen (15) years from the corresponding issue date.

For the purposes of the conversion, fixed income securities shall be valued at their par value and shares at the fixed conversion ratio determined in the resolution of the Board of Directors for which this delegation of power is used, or at the conversion ratio determined on the date or dates stated in the resolution of the Board of Directors, and depending on the price of the Company’s shares in the Spanish stock exchanges on the date(s) or period(s) that are taken as a reference in the same resolution, with or without a discount. It may also agree to issue the convertible fixed income securities with a variable conversion ratio. In this case, the price of the shares for the purposes of the conversion will be the arithmetic average of the closing prices of the Company’s shares on the Continuous Market during a period to be determined by the Board of Directors. The premium or discount may be different for each conversion date of each issue (or, as applicable, each tranche of an issue).

In case of exchange for shares of another company, the same rules referred to above shall apply, to the extent they are applicable and with any necessary amendments, but referred to the price of that company’s shares in the corresponding stock exchanges

When the securities of the corresponding issue are convertible, the Board of Directors can establish that the Company reserves the right to choose at any given time between converting into new Company shares, specifying the type of shares to be delivered at the time of the conversion or exchange, or delivering a combination of newly issued and existing Company shares. In any case, the Company must respect equal treatment to all holders of securities that convert or exchange on the same day.

When the conversion occurs, fractions of shares that may have to be delivered to the holder of the securities will be rounded down to the nearest whole number by default and each holder may receive the difference in cash, if agreed by the Board of Directors.

Under no circumstances shall the value of the share be less than its par value, for the purposes of the ratio for converting the securities into shares. Likewise, in accordance with the Capital Companies Act, the convertible fixed income securities may not be issued for an amount that is less than their par value, nor may these securities be converted into shares when the par value of the securities is lower than the par value of the shares.

When a convertible securities issue is approved by virtue of the authorization granted by the General Shareholders’ Meeting, the Board of Directors shall issue a report describing and specifying the conversion bases and methods, based on the aforementioned criteria, which specifically apply to the aforementioned issue, accompanied by the corresponding report from the accounts auditors, as required by the Capital Companies Act in both cases.

Rights of holders of convertible and exchangeable securities. Holders of securities that have been issued that can be converted and/or exchanged for shares shall have the rights recognized by prevailing legislation.

Capital increase, exclusion of preferential subscription rights in convertible securities. The delegation of powers to the Board of Directors established herein, also includes but is not limited to, the following powers:

The authority so that the Board of Directors, pursuant to the Capital Companies Act, may partially or fully exclude shareholders’ preferential subscription rights when this is required to raise funds in international markets, in order to use book-building techniques or any other method as justified by the interests of the Company. In all cases, if the Board of Directors decides to exclude the preferential subscription rights in relation to a specific issue of convertible securities that it may decide to make, by virtue of this authorization, it shall issue a report detailing the specific reasons why it is in the Company’s interest and that justifies this action, which will be subject to the corresponding report by the accounts auditor referred to in the aforementioned article, at the same time as it approves the issue and in accordance with the Capital Companies Act. These reports will be made available to shareholders and presented to the first General Shareholders’ Meeting that is held following the corresponding resolution to make the issue.

The authority to increase the share capital by the necessary amount in order to meet conversion requests of convertible securities issued by virtue of this delegation, in accordance with the Capital Companies Act. This authority may only be exercised by the Board of Directors up to a limit of half of the share capital at the time of this authorization, in conjunction with any other capital increases that may be made by virtue of other authorizations held by the Board to increase the share capital. This authorization to increase the share capital includes the right to issue and put into circulation, once or several times, the shares representing the share capital that may be necessary to carry out the conversion, as well as authorization to redraft the article relating to the Company’s share capital in its bylaws, and if appropriate, to cancel the part of this capital increase that may not have been necessary for the conversion into shares. There will be no preferential subscription rights of the Company’s shareholders in capital increases that the Board of Directors carries out to meet such conversion requests, in accordance with the Capital Companies Act.

The authority to develop and specify the bases and methods of the conversion and/or exchange, taking into account the criteria established above and, in general and in the widest possible terms, the determination of those terms and conditions that may be necessary or appropriate for the issue. In successive General Shareholders’ Meetings, the Board of Directors shall inform shareholders of the use that may have been made of the delegation of powers, as applicable, up to that moment, to issue convertible and/or exchangeable fixed income securities.

Warrants: The rules established in the above sections shall apply, mutatis mutandi, in the case of issues of warrants or other similar securities that may directly or indirectly grant the right to subscribe newly issued shares in the Company or shares already in circulation, consisting of the delegation of the widest possible powers, with the same scope as the previous sections, in order to decide everything deemed relevant in relation to these types of securities.

Admission to trading. The Company shall request, when applicable, the admission to trading of the securities that are issued by virtue of this delegation of powers, on official and non-official, organized or otherwise, national or foreign secondary markets, authorizing the Board of Directors to carry out the procedures and actions necessary for the admission to trading, with the competent organizations of the various national and foreign stock exchanges.

Guarantee of issues of fixed income securities carried out by group companies. The Company’s Board of Directors shall also be authorized to guarantee on behalf of the Company, within the aforementioned limits, new issues of securities (including convertible or exchangeable) that may be made by companies belonging to its group during the effective period of this resolution.

Powers of delegation and appointment and granting of powers. The Board of Directors is authorized so that, in turn, it may delegate the powers that may be legally delegable granted by virtue of this resolution, to any of its members and/or the Secretary of the Board of Directors, and may grant the relevant powers to implement these delegated authorizations, to the employees of the Company that it deems appropriate.

The authorization granted to the Board of Directors for these purposes by the resolution adopted by the Ordinary General Shareholders’ Meeting of April 6, 2014 is hereby expressly annulled.

Eleventh:               Delegation of authority to the Board of Directors to make derivative acquisitions of treasury stock, of any class, directly or through Group companies, in accordance with prevailing legislation and for the maximum period of five years, nullifying authorizations previously granted for the same purposes by the General Shareholders’ Meeting

Authorize the Board of Directors to buy back the Company’s shares, of any class of shares foreseen in the Company’s byalws, either directly or through its subsidiary or investee companies up to the maximum permitted by current laws at a rate set between one hundredth part of a Euro (€0.01) as a minimum and twenty Euros (€20) as maximum, with express power of substitution in any of its members. Said power shall remain in vigour for five (5) years from this very date, subject to article 144 and following of the Corporations Act. This authorization expressly includes the acquisition of shares for the purposes of being directly delivered to employees or directors of the Company o is subsequent to the exercise of call rights of any of them.

For that purpose, the authorization conferred upon the Board of Directors for the same purposes, by virtue of the decision taken at the Shareholders’ Ordinary General Assembly meeting held on April 6, 2014, is hereby specifically revoked.

Twelfth:                 Informing the General Shareholders’ Meeting of the amendments approved by the Board of Directors to the Rules of the Board of Directors

The General Shareholders’ Meeting is informed that the Board of Directors of the Company, in its meeting of 23 February 2015, unanimously approved, in line with the amendments proposed to the General Shareholders’ Meeting for the Bylaws and the Rules of the General Shareholders’ Meetings, the amendment of certain articles of the Rules of the Board of Directors as well as a consolidated text of the same to reflect the requirements imposed on listed companies by Law 31/2014, of 3 December, of amendment of the Companies Act to improve corporate governance. This text also includes the amendments agreed to the Rules of the Board of Directors on October 2014 regarding the creation of the Strategy and Technology Commission and on January 2015 regarding the creation of the figure of the lead independent director. The consolidated text of the Rules of the Board of Directors was made available to the shareholders as of the day of announcement of this General Shareholders’ Meeting.

Thirteenth:            Delegation to the Board of Directors to interpret, amend, execute, formalize and register any of the foregoing resolutions.

The Chairman, the Vice-Chairmen and the Secretary of the Board of Directors are hereby expressly authorized such that any of them, acting jointly or severally, may, as special representatives of this Meeting, appear before a Notary Public to grant the necessary public deeds and shall register those agreements in the Mercantile Registry that require such registration by law, as appropriate, signing any documents that may be necessary pursuant to these resolutions.

The Board of Directors is also authorized, with the faculty of substitution, to freely interpret, apply, execute and implement the approved resolutions, including correcting and supplementing them, and authorize any of its members to grant any deed of rectification or additional document that may be necessary to correct any error, defect or omission that may prevent the registration of any resolution, including complying with any requirements that may be legally required for such resolutions to become effective.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ABENGOA, S.A.

Date: February 26, 2015	By:	/s/ Daniel Alaminos Echarri
Name: Daniel Alaminos Echarri
Title: General Secretary